                                                  Filed Pursuant to Rule 424b1
                                                  File Number 333-42623



                             THE THAXTON GROUP, INC.

                                  $ 50,000,000

                          AGGREGATE PRINCIPAL AMOUNT OF
                           SUBORDINATED TERM NOTES DUE
                            1,6, 12, 36 AND 60 MONTHS
                                       AND
                            SUBORDINATED DAILY NOTES


         This Prospectus relates to the offering of (i) Subordinated Term Notes due 1, 6, 12, 36 and 60 months (in the aggregate, the "Term Notes"), and (ii) Subordinated Daily Notes (the "Daily Notes") of The Thaxton Group, Inc. (the "Company"). The Term Notes and the Daily Notes are individually referred to as a "Security" and collectively referred to as the "Securities." The price of each Security will be its original principal amount, with no discounts or deductions for commissions. The total proceeds to the Company if all the Securities are sold will be $50,000,000 before deducting offering expenses, estimated at approximately $150,000. However, there can be no assurance that the Company will receive any particular amount of proceeds from the offering of the Securities. See "Use of Proceeds."


         The Company will determine, from time to time, the rates of interest payable on the Term Notes. For one month Term Notes, the rates will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with maturities of 13 weeks. For all other Term Notes, the rates will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with maturities of 52 weeks. The rate of interest at the time of purchase of a Term Note will be the rate payable throughout the original term of the Term Note. The interest rate payable on the Daily Notes will be determined by the Company and may fluctuate on a monthly basis. Once adjusted, such interest rate will remain in effect until next adjusted by the Company. The interest rate on the Daily Notes will be no less than 3% below nor more than 5% percent above the rate established for the most recent auction average of United States Treasury Bills with a maturity rate of 13 weeks. In no event will the interest rate on the Term Notes or the Daily Notes be more than 12% or less than 2% per annum.


         Examples of the initial annual interest rates for the Securities as of February 17, 1998 are as follows: Daily Note - 6.25%; 1 Month Note - 6.25%; 6 Month Note - 7.00%; 12 Month Note - 7.50%; 36 Month Note 8.00%; and 60 Month Note - 8.25%. At the time of purchase of a Security, the actual initial annual interest rate may be more or less than these examples.

         A schedule of the interest rates for each Security will be provided to any potential investor at the offices of the Company and its affiliates where the Securities will be sold. In addition, potential investors may call the Company at 1-888-842-9866 during normal business hours to obtain information about the current interest rates for the Securities.

         All Securities offered hereby are subject to redemption by the Company prior to maturity. The Securities are also redeemable by the holder prior to maturity (with an interest forfeiture, which may be waived by the Company, in the case of the one month Term Notes, and an interest rate reduction penalty, in the case of the Term Notes). The Company, in its sole discretion, may require the holder to give up to 30 days' prior written notice of intent to redeem prior to maturity. The Securities will be subordinated to all existing and future Senior Indebtedness of the Company as described herein. As of September 30, 1997, the Company had approximately $50.4 million of Senior Indebtedness. See "Description of Securities."


         The Securities are being offered by the Company and will be sold at the offices of the Company and its affiliated finance and insurance companies operating under the names TICO Credit Company and Thaxton Insurance. In addition, a limited amount of the Securities may be offered by Maxwell Investments, Inc., as a selling agent. No underwriting discounts or commissions will be paid in connection with the offering of the Securities. The offering of the Securities will commence immediately, will be continuous in nature and is expected to continue for up to two years from the date of this Prospectus. See "Plan of Distribution". There can be no assurance that all or any portion of the Securities will be sold. The Securities will not be listed for trading on any securities exchange and the Company does not expect that any active trading market for the Securities will develop.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS DEPOSITS OR OBLIGATIONS OF AN INSURED DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC").
-------------------------------------------------------------------------------


See "Risk Factors" beginning on page 6 for important considerations relevant to an investment in the Securities.

Note: Investors who purchase any of the Securities should retain this Prospectus in their records for future reference in connection with any renewals or automatic extensions of the Term Notes. See "Description of Securities."

               The date of this Prospectus is February 17, 1998.

                              AVAILABLE INFORMATION

         The Company files reports with the United States Securities and Exchange Commission (the "Commission") Such reports, which include quarterly reports on Form 10-Q and annual reports on Form 10-K, can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, filings made by the Company with the Commission through its Electronic Data Gathering and Retrieval System ("EDGAR") are publicly available, using the Company's name or stock trading symbol, "THAX," through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

                               PROSPECTUS SUMMARY

         This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information discussed under "Risk Factors" which begins on page 6. This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other items, (i) the Company's business and acquisition strategies, (ii) the use of the proceeds of the offering, (iii) the Company's financing plans, and (iv) industry and other trends affecting the Company's financial condition or results of operations. These forward-looking statements are based largely on management's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus, including general economic conditions, prevailing interest rates, competitive factors, and the ability of the Company to continue its business and acquisition strategies. In light of these risks and uncertainties, future events and actual results could differ materially from those contemplated by the forward-looking information contained in this Prospectus. See "Risk Factors," "Use of Proceeds," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   The Company


         The Company is a diversified consumer financial services company. Its primary line of business is purchasing and servicing retail installment contracts generated from the sale of used automobiles by independent dealers ("Automobile Sales Contracts"). Finance receivables resulting from purchases of Automobile Sales Contracts represented approximately 74% of the Company's total finance receivables at September 30, 1997. The Company also makes and services personal loans ("Direct Loans") to persons with limited credit histories, low incomes, or past credit problems ("Non-prime Borrowers"). The Company presently purchases Automobile Sales Contracts and/or makes Direct Loans in Georgia, North Carolina, South Carolina, Tennessee, and Virginia under the name "TICO Credit Company." Under the name "TICO Premium Finance Company" in North Carolina and South Carolina and "Eagle Premium Finance Company" in Virginia, the Company finances insurance premiums, primarily for personal lines of insurance purchased by Non-prime Borrowers through independent agents ("Premium Finance Contracts"). The Company also sells, on an agency basis, various credit-related insurance products in conjunction with the purchase of Automobile Sales Contracts or the making of Direct Loans and, through its subsidiary Thaxton Insurance Group, Inc. ("Thaxton Insurance"), sells on an agency basis, various lines of property and casualty, life, and accident and health insurance. The Company recently formed CFT Financial Corp., a mortgage banking firm, and began originating residential mortgage loans primarily for Non-Prime Borrowers in South Carolina and North Carolina in January 1997, which are sold on a nonrecourse basis to various investors.


         The non-prime consumer credit industry is highly fragmented, consisting of many national, regional, and local competitors. Many lenders, including most lenders providing automobile financing, tend to avoid or do not consistently serve borrowers with credit histories that do not meet the stringent, objective credit review standards used by traditional lenders. Since 1985, the Company has specialized in serving Non-prime Borrowers and has developed considerable expertise in applying both objective and subjective credit evaluation procedures and controlling processing and collection costs, which are significantly higher on credit extended to Non-prime Borrowers.

         The Company's business strategy is to continue to diversify by offering a wider range of financial products and services. Although a significant portion of the Company's growth in recent years has been attributable to the expansion of its portfolio of Automobile Sales Contracts and the Company intends to continue this strategy in selected markets, Direct Loan, Premium Finance Contract and residential mortgage originations will be emphasized as well. In addition, the Company intends to focus on the development and marketing of other consumer finance and insurance products that offer cross-selling opportunities among its customers. Management believes that these cross-selling opportunities will enhance the Company's ability to successfully implement its diversification strategy and retain existing customers.

         The Company's finance receivables bear interest at fixed rates, which in some instances are subject to a legal maximum. Historically, these receivables have been financed by incurring indebtedness with floating interest rates. As a result, the Company's interest expense generally will increase during periods of rising interest rates while its interest income remains constant, thereby decreasing net interest rate spreads and adversely affecting the Company's profitability. Management believes that by financing a portion of these receivables with the fixed rate Securities offered by this Prospectus, the Company will be able to better match its fixed rate receivables with fixed rate debt and improve the Company's interest rate sensitivity and net interest rate spreads.


         The Company's executive offices are located at 1524 Pageland Highway, Lancaster, South Carolina 29720, and its telephone number is (888) 842-9866. The Company has a total of 24 finance offices, with 15 located in South Carolina, two in North Carolina and Georgia, three in Virginia, and one in Tennessee, 20 insurance offices, with 12 located in South Carolina and eight in North Carolina, and two residential mortgage offices, one in North Carolina, and the other in South Carolina.

                                  The Offering



      Subordinated Term Notes Due 1, 6, 12, 36 and 60 months
           and Subordinated Daily Notes.........................................   $ 50,000,000

      Use of proceeds...........................................................   Temporary repayment of
                                                                                   indebtedness under Revolving
                                                                                   Credit Facility.

      Expected termination date of the offering.................................   The Company expects the
                                                                                   offering will continue for up to
                                                                                   two years but reserves the right
                                                                                   at any time to suspend or
                                                                                   terminate the offering entirely.



                   Summary Consolidated Financial Information


                                                                                               Nine Months Ended
                                                    Years Ended December 31,                     September 30,
                                             ------------ ------------ -------------        ------------ ------------
                                                1994         1995          1996                1996         1997
                                             ------------ ------------ -------------        ------------ ------------
                                                                     (dollars in thousands)
Income Statement Data:
Net interest income......................         $4,139       $6,197        $9,319              $7,058     $8,130
Provision for credit losses..............            481          890         3,593               1,423      3,885
Net interest income after
    provision for credit losses..........          3,658        5,307         5,726               5,635      4,245
Insurance commissions, net...............          3,354        4,618         5,893               4,158      3,962
Other income.............................            361          579           986                 795        844
Operating expenses.......................          6,246        8,767        11,974               8,659      9,346
Income tax expense (benefit).............            464          664           247                 728       (112)
Net income (loss)........................            663        1,073           384               1,201       (183)
Net income (loss) per common share.......           0.20         0.31          0.09                 .30       (0.05)

                                                        At December 31,                          At September 30,
                                             ------------ ------------ -------------        ------------ ------------
                                                1994         1995          1996                1996         1997
                                             ------------ ------------ -------------        ------------ ------------
Balance Sheet Data:
Finance receivables......................      $22,450      $47,900      $63,107              $63,575      $70,991
Unearned income..........................       (5,037)     (10,823)     (14,366)             (15,375)     (15,376)
Allowance for credit losses..............         (424)        (783)      (2,195)              (1,205)      (3,440)
Finance receivables, net................`       16,989       36,294       46,546               46,995       52,175
Total assets.............................       21,757       46,760       56,681               55,666       64,100
Total liabilities........................       19,384       40,443       50,310               48,131       58,021
Shareholders' equity.....................        2,373        6,316        6,371                7,536        6,079

                         Summary of Terms of Securities

Subordinated Term Notes Due One Month

Minimum Investment                  $100

Interest Rate                       The Company will determine, from time to
                                    time, the rate of interest payable on one month Term Notes, which rate will be at least equal to the rate established for the most recent auction average of United States
                                    Treasury Bills with a maturity of 13 weeks, but no less than 2% per annum and no more than 12% per annum.

Interest Payment                    Payable at maturity.

Automatic                           Extension Automatically extended for a new
                                    one-month term at the then applicable
                                    interest rate, unless the holder notifies the Company on or before the maturity date that the holder does not wish to extend the term.

Additions and Redemptions           Holders of one month Term Notes may adjust
                                    the original principal amount, without
                                    extending the maturity, at any time by
                                    increases or decreases resulting from
                                    additional purchases or partial redemptions;
                                    provided, however, that partial redemptions may not reduce the outstanding principal amount below $100. Upon presentation of a one month Term Note to the Company, the Company will, for the Holder's convenience, record any adjustments to the original principal amount, such as additional purchases or partial redemptions.
                                    Redemptions by the holder, in whole or in part, prior to maturity will result in a forfeiture of all accrued interest on the redeemed amount unless the Company, in its sole discretion, elects to waive the forfeiture in whole or in part. The Company, in its sole discretion, may require the holder to give up to 30 days' prior written notice of a redemption. Redeemable, at the option of the Company, without premium, at any time on 30 days notice.

Subordination                       Subordinated to all existing and future
                                    Senior Indebtedness.


Subordinated Term Notes Due 6, 12, 36 and 60 Months

Minimum Investment                  $1,000

Interest Rate                       The Company will determine, from time to
                                    time, the rate of interest payable on 6, 12, 36 or 60 month Term Notes, which rate will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with a maturity of 52 weeks, but no less than 2% per annum and no more than 12% per annum.

Interest Payment                    At the holder's option, either monthly,
                                    quarterly or at maturity.

Automatic Extension                 Automatically extended for a new
                                    6, 12, 36 or 60 month term at the then
                                    applicable interest rate, unless the holder notifies the Company on or before the maturity date that the holder does not wish to extend the term. The Company will give the holder 30 days notice in advance of maturity date of the automatic extension provision

Redemption                          Redeemable at holder's option upon payment
                                    of penalty equal to the difference between the amount of interest actually accrued since the date of issuance (or most recent extension date) and the amount of interest that would have accrued had the rate of interest been 3% less than the rate in effect on the date of issuance
                                    (or most recent extension date). The
                                    Company, in its sole discretion, may require the holder to give 30 days' prior written notice of a redemption. Redeemable at the option of the Company, without premium, at any time upon 30 days notice.


Subordination                       Subordinated to all existing and future
                                    Senior Indebtedness.

Automatic Extension Procedure       Not later than 15 days prior to the maturity
                                    of a Term Note, the Company will provide the holder with an extension notice and a copy of the Company's most recent quarterly report filed with the Commission and, if not previously furnished to the holder, a copy of the Company's most recent annual report filed with the Commission. The extension notice will advise the holder of the maturity date of the holder's Term Note, the principal amount due on maturity, the amount of accrued interest to the maturity date and the applicable interest rate upon an automatic extension of the Term Note. The extension notice will also inform the holder that, upon request, the Company will promptly furnish the holder with a copy of this Prospectus, as amended or supplemented.
                                    Unless prior to the maturity of a Term Note the Company receives notification of the holder's intention to redeem the holder's
                                    Term Note, it will be automatically extended as described above under "Automatic
                                    Extension."


Subordinated Daily Notes

Minimum Investment                  $50


Interest Rate                       As determined by the Company and adjusted
                                    monthly effective on the first day of the month; no less than 3% below or 5% above the most recent auction average of United States
                                    Treasury Bill with 13 week maturities and in no event, less than 2% per annum or more than 12% per annum. Holders of Daily Notes will be notified promptly by first class mail of any monthly adjustment in the interest rate.


Interest Payment                    Accrued daily and compounded quarterly,
                                    payable upon redemption


Additions and Redemptions           Holders of Daily Notes may adjust the
                                    original principal amount at any time by increases or decreases resulting from additional purchases or partial redemptions;
                                    provided, however, that partial redemptions may not reduce the outstanding principal amount below $50. Upon presentation of a Daily Note to the Company, the Company will, for the holder's convenience, record any adjustments to the original principal amount, such as additional purchases or partial redemptions. Holders of Daily Notes may redeem them, in whole or in part, at any time, without penalty. The Company, in its sole discretion, may require the holder to give up to 30 days' prior written notice of a redemption. Daily notes are redeemable at the option of the Company, without premium, at any time on 30 days notice.


Subordination                       Subordinated to all existing and future
                                    Senior Indebtedness.

                                  RISK FACTORS

         The Securities offered hereby will constitute general unsecured obligations of the Company. Persons considering investing in the Securities should consider the following risk factors in deciding whether or not to purchase the Securities:

         Securities Not Insured. The Securities are not obligations of an insured depository institution such as a bank and are therefore not subject to the protection of the FDIC or any insurance. Accordingly, if the funds used by an investor to purchase the Securities are taken from a savings account in a bank or savings and loan association or certificates of deposit issued by any such institution, the investor should recognize that by purchasing the Securities the investor is subjecting those funds to a significantly greater degree of risk of loss.

         Transferability of the Securities Limited. There is no trading market for the Securities and the Company does not expect one to develop. Potential investors should not purchase the Securities with the expectation that a trading market for the Securities will subsequently develop. The Securities are non-negotiable. All transfers and assignments of the Securities may be made only at the offices of the Company.


         Subordination to Senior Indebtedness. Payment of the indebtedness evidenced by the Securities is subordinate to the prior payment when due of the principal of and interest on all Senior Indebtedness of the Company. Investors should be aware that if the Company's becomes insolvent, they would be entitled to receive payment on the Securities they hold only after all of the Company's Senior Indebtedness is paid. Senior Indebtedness of the Company is broadly defined to include all debt of the Company other than the Securities. See "Description of Securities - General Provisions Applicable to all Securities - Subordination." As of September 30, 1997, the principal amount of the Company's Senior Indebtedness was approximately $50.4 million. The Company has the unrestricted right to increase or decrease at any time the amount of Senior Indebtedness to which the Securities will be subordinate. There can be no assurance that the Company would have or be able to obtain sufficient funds to pay off the Securities if the Company becomes insolvent or upon a dissolution, winding up, liquidation or reorganization of the Company.

         Forfeiture of Interest for Early Redemption of One Month Notes. Holders of one month Notes who elect to redeem them prior to maturity, in whole or in part, will forfeit the entire amount of accrued interest on the amount redeemed. The Company, in its sole discretion, may waive all or a portion of the forfeiture, but there can be no assurance the Company will do so.

         Interest Rate Reduction Penalty for Early Redemption of 6, 12, 36 and 60 Month Securities. Holders of 6, 12, 36 and 60 month Term Notes who elect to redeem them prior to maturity will forfeit an amount equal to the difference between the amount of interest actually accrued on the 6, 12, 36 or 60 month Term Note and the amount of interest that would have accrued on the Term Note had the rate of interest been 3% less than the rate in effect at the date of issuance (or most recent extension date). See "Description of Securities -- Redemption of Securities at Option of Holder."

         Possible 30-Day Notice Requirement for Redemptions by Holders and Related Risks. Holders of the Securities have the right to redeem them, in whole or in part, at any time. However, the Company, in its sole discretion, may require holders of the Securities to provide the Company 30 day's prior written notice, by first class mail, of any early redemption requested by the holder and this requirement may be imposed by the Company at any time, including at the time a holder otherwise requests early redemption of his Security. Management believes that this 30-day notice requirement would most likely be imposed in circumstances where a temporary increase in redemption requests by holders would make it difficult for the Company to administratively process the requests on a timely basis or if the aggregate dollar amount of requested early redemptions exceeded the Company's ability to promptly fund the redemptions from available cash or borrowing sources. If the Company should implement this notice requirement, holders of Securities desiring to obtain early redemptions will be delayed in doing so and, any such delay, depending upon the Company's financial circumstances at that time, could increase the risk of a default by the Company for failure to honor redemption requests upon the expiration of the 30-day notice period. Interest would continue to accrue on the Securities until redeemed by the Company.


         Need to Retain Custody of Securities Certificates. Within ten days after purchasing a Security, the purchaser will receive a Daily Note or Term
Note in certificated form that corresponds to the terms of the Security he elected to purchase. In addition, holders of the Securities will receive monthly statements from the Company that inform the holder of the issue date of his Security, the principal amount, the interest rate, maturity date and the amount of interest accrued through the most recent interest accrual date. This information will also be continuously maintained in the Company's books and records. However, because full redemption of a Security requires presentation to the Company of the holder's Daily or Term Note in certificated form, purchasers of the Securities are urged to keep their Security certificates in a safe place. In the event a certificate is lost or destroyed, a holder desiring to redeem a Security in full may be required to indemnify the Company before a redemption payment is made.


         Impact of Credit Losses on Profitability. The non-prime consumer credit market is comprised of borrowers who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history, and limited financial resources. Consequently, the Company's Direct Loans and Automobile Sales Contracts, relative to prime consumer loans and retail installment contracts, involve a significantly higher probability of default and greater servicing and collection costs. The Company's profitability depends upon its ability to properly evaluate the creditworthiness of Non-prime Borrowers, to maintain adequate security for Automobile Sales Contracts, and to efficiently service and collect its portfolio of finance receivables. No assurance is given that the credit performance of the Company's customers will be satisfactory, or that the rate of future defaults and/or losses will not exceed the Company's recent prior experience. Delinquency rates related to consumer lending and automobile financing are significantly influenced by general economic conditions, such as the rate of unemployment, and, if economic conditions in the Company's markets should deteriorate, the Company anticipates that its delinquency rates would likely increase.

         Recent Material Adverse Trend in Credit Loss Experience. Based upon the Company's loss experience during the quarter ended September 30, 1997, management recorded a $950,000 net increase in the Company's allowance for credit losses resulting in a total allowance of approximately $3.4 million at September 30, 1997. This increase was due to a substantial increase in net charge-offs of approximately $1.3 million for the quarter ended September 30, 1997 compared to $1.3 million for the first six months of 1997. Accordingly, the provision for credit losses charged against income for the third quarter was $2.4 million and the increased provision resulted in a net loss of $770,000 and $183,000, respectively, for the quarter and the nine months ended September 30, 1997.

         For the fourth quarter of 1997, the Company's net charge offs were approximately $1.3 million, the allowance for credit losses increased to approximately $4.2 million and the provision for credit losses was approximately $2.1 million. The increased provision in the fourth quarter is expected to result in a net loss for the quarter of approximately $278,000, and the increased provision in the third and fourth quarters is expected to result in a net loss for the year of approximately $1,050,000. Given the intensely competitive conditions that currently exist in the non-prime automobile sales finance markets where the Company operates, there can be no assurance that this adverse trend will not continue. If this trend continues, it would have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --"Recent Material Adverse Trend in Credit Loss Experience."


         Risk Associated With Expansion of Automobile Sales Finance Operations. The Company's past growth has been due to, and its growth strategy depends in part on, the opening of new finance offices that focus primarily on purchasing Automobile Sales Contracts in markets not previously served by the Company. The Company's future expansion of its finance office network depends primarily upon the Company's ability to attract and retain qualified and experienced finance office managers and the ability of such managers to develop relationships with independent dealers serving those markets. The Company typically does not open a new finance office until it has located and hired a qualified and experienced individual to manage it. Although management believes the Company can attract and retain qualified and experienced managers as it proceeds with expansion into new markets, no assurance is given that it will be successful in doing so. In addition, the success of the Company's automobile sales finance operations is dependent upon the Company's ability to maintain credit quality and administration as it seeks to increase the number of Automobile Sales Contracts generated by existing and new finance offices. No assurance is given that it will be successful in doing so. If the recent material adverse trend in the Company's credit loss experience continues in early 1998, the Company may temporarily curtail the opening of any new finance offices for purchasing Automobile Sales Contracts. See "Business -- Business and Growth Strategy."

         No Minimum Number of Securities Required to be Sold. In reviewing the information set forth under the headings "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," prospective purchasers of the Securities should note that no minimum number of Securities is required to be sold and no assurance is given that any particular number of Securities will be sold.

         Increases in Interest Rates. While the Company's finance receivables bear interest at fixed rates, which in some instances are subject to a legal maximum, the Company generally finances these receivables by incurring indebtedness with floating interest rates. As a result, the Company's interest expense generally will increase during periods of rising interest rates while its interest income remains constant, thereby decreasing net interest rate spreads and adversely affecting the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Profitability." Through this offering of fixed rate Securities, the Company anticipates that it may be able to reduce some of its dependency on floating interest rate borrowings and increase its net interest rate spreads. However, there can be no assurance that this offering will result in the sale of any particular amount of the Securities.

         Key Management. Although the Company has recently employed additional management personnel experienced in various aspects of consumer finance, the Company's success depends, in large part, on the continued service of its senior management, including James D. Thaxton, Chairman of the Board, President, and Chief Executive Officer, and Robert L. Wilson, Executive Vice President and Chief Operating Officer. The Company maintains key employee insurance in the amount of $1,000,000 on the life of Mr. Wilson but maintains no such insurance on the life of Mr. Thaxton. Neither Mr. Thaxton nor Mr. Wilson is subject to an employment agreement with the Company, although in December 1995, Mr. Wilson received a grant of restricted Common Stock that vests over a ten-year period. See "Management -- Executive Compensation." The loss of either Mr. Thaxton or Mr. Wilson may have a material adverse effect on the Company's business.

       Competition. The business of acquiring and purchasing Automobile Sales Contracts is highly fragmented and competitive. Historically, commercial banks, savings institutions, credit unions, financing affiliates of automobile manufacturers, and other lenders providing traditional consumer financing have not consistently served the non-prime segment of the consumer finance market. Recently, however, some bank holding companies have acquired used automobile finance companies in an effort to recapture some of the customers their bank subsidiaries have rejected on the basis of rigid credit scoring systems. In addition, there are numerous nontraditional consumer finance sources serving this market. The Company believes that its primary competitor in the automobile sales finance and consumer loan business is TransSouth Financial Corporation, which operates in most of the Company's markets. The Company also competes with numerous regional consumer finance companies. Many of these competitors or potential competitors, including TransSouth Financial Corporation, have significantly greater resources than the Company and have preexisting relationships with independent dealers in the Company's markets. Any increased competition from these or other sources of credit for Non-prime Borrowers may limit the Company's ability to execute its business and growth strategy and could have a material adverse effect on the Company. Such competition could result in a reduction in the interest rates earned on Automobile Sales Contracts and Direct Loans or in the dealer reserve the Company is able to obtain when it purchases an Automobile Sales Contract. See "Business -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Loss Experience."

         The premium finance business also is highly competitive. Because interest rates are highly regulated, competition is based primarily on customer service, response time, and down payment amounts. There are numerous independent finance companies specializing in premium finance for personal lines of insurance. In addition, many independent insurance agencies finance premiums for their customers either directly or through an affiliate. Some bank holding companies have subsidiaries that finance premiums on insurance sold by other subsidiaries of the holding company as well as by independent agents. Any increased competition from these or other providers of premium finance may limit the Company's ability to execute its business and growth strategy and could have a material adverse effect on the Company.

         Competition in the independent insurance agency business is intense. There are numerous other independent agencies in most of the markets where the Company's insurance offices are located. There are also direct agents for various insurers operating in some of these markets. The Company competes primarily on the basis of service and convenience. The Company attempts to develop and maintain long-term customer relationships through low employee turnover and responsive service representatives and offers a broad range of insurance products underwritten by reputable insurance companies. Any increased competition from other providers of insurance products may limit the Company's ability to execute its business and growth strategy and could have a material adverse effect on the Company.

         The origination of residential mortgages for Non-prime Borrowers is highly competitive and there are numerous companies engaged in this business, many of which have substantially greater resources and experience than the Company. The Company intends to compete mainly on the basis of service to customers in markets where it already has a presence with its consumer finance and insurance offices. Increased competition from other providers of mortgage products may limit the Company's ability to implement its residential mortgage growth strategy and could have an adverse effect on the Company.

         Regulation. The Company's business is subject to various state and federal laws which require licensing and qualification. These laws may regulate, among other things, (i) the maximum interest rate that may be charged to borrowers on Automobile Sales Contracts, Direct Loans, and Premium Finance Contracts, (ii) the sale and type of insurance products offered by the insurers for which the Company acts as agent, (iii) the Company's rights to repossess and sell collateral, and (iv) virtually all aspects of the premium finance business. An adverse change in these laws or the adoption of new laws could have a material adverse effect on the Company's business by limiting the interest and fee income the Company can generate on existing and additional finance receivables, limiting the states in which the Company may operate, or restricting the Company's ability to realize the value of collateral securing its finance receivables. Moreover, a reduction in existing statutory maximum interest rates or the imposition of statutory maximum interest rates below those presently charged by the Company in unregulated jurisdictions would directly impair the Company's profitability. In addition, an adverse change in the maximum permissible interest rates that may be charged to borrowers in markets into which the Company may consider expanding could reduce the attractiveness of such markets, thereby limiting the expansion opportunities of the Company. The Company is not aware of any such material pending legislation in the markets it currently serves or in the markets it has targeted for expansion. An adverse change in, modification to, or clarification of any of these laws or regulations, or judicial interpretations as to whether and in what manner such laws or regulations apply to Automobile Sales Contracts and Direct Loans purchased or originated by the Company, also could result in potential liability related to Automobile Sales Contracts previously purchased and could have a material adverse effect on the Company's financial condition and results of operations. In addition, due to the consumer-oriented nature of the industry in which the Company operates and uncertainties with respect to the application of various laws and regulations in certain circumstances, industry participants frequently are named as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. See "Business -- Regulation."

         Geographic Concentration. The Company's finance and insurance offices are located primarily in South Carolina. The Company's profitability may be disproportionately affected by the general economic conditions of and regulatory changes in South Carolina. The Company believes, but no assurance is given that, such geographic concentration will decrease in the future as result of its growth strategy, which includes the possibility of further expansion into adjacent southeastern states. See "Business -- Business and Growth Strategy."

         Risks of Premium Finance Business. The collateral for Premium Finance Contracts is the unearned portion of the premium paid to the insurance carrier. The smaller the percentage that the customer's down payment represents of the total premium due, the greater the Company's risk of loss is if inefficiencies in servicing the loan result in the Company's failure to cancel the insurance policy and seek a return of the unearned portion of the premium in a timely manner or the insurance company files for bankruptcy. To reduce its risk of loss, the Company generally requires a down payment of between 20% and 50% of the premium financed. To reduce the risk of loss from the insolvency of an insurance company, the Company has adopted a policy of insuring premiums only on personal lines of insurance obtained from insurance companies with a rating of C+ or better from A.M. Best & Company, except for policies issued by insurance companies participating in state-guaranteed reinsurance facilities. Neither the independent insurance agents who sell insurance to individuals for whom the Company finances premiums nor the insurance companies have any liability under the Premium Finance Contract to the Company in the event of a payment default. See "Business -- Premium Finance Business."

         Dependence on the Revolving Credit Facility. The Company depends primarily on borrowings under a revolving credit facility (the "Revolving Credit Facility") extended by FINOVA Capital Corporation ("Finova") to finance purchases of Automobile Sales Contracts, to fund the origination of Direct Loans and Premium Finance Contracts, and to carry these receivables until they are repaid and/or funded by the Company's other capital resources. The Company's ability to obtain a successor facility or similar financing will depend upon, among other things, the willingness of financial organizations to participate in funding Non-prime Borrower credit organizations and the Company's financial condition and results of operations. No assurance can be given that the Company will continue to comply with the terms of such facilities or to extend the commitment terms thereof. Although the Company believes that other financing would be available, no assurance can be given that successor financing will be available to the Company when needed and on similar terms. The Revolving Credit Facility is a $100 million credit line which is used by the Company primarily to purchase Automobile Sales Contracts and to originate Direct Loans and Premium Finance Contracts. At September 30, 1997, borrowings of $49.1 million were outstanding under the Revolving Credit Facility. The facility expires on August 31, 1999. See "Business -- Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Control by Existing Shareholder. James D. Thaxton, the Company's Chief Executive Officer, President, and Chairman of the Board, beneficially owns approximately 80% of the outstanding shares of Common Stock. As a result, Mr. Thaxton is able to elect all of the Company's directors, amend the Company's articles of incorporation, effect a merger, sale of assets, or other business acquisition or disposition, and otherwise effectively control the outcome of other matters requiring shareholder approval. See "Principal and Management Shareholders."

         Risks Associated with Possible Acquisitions. The Company recently completed the acquisition of Thaxton Insurance, an affiliated insurance agency. As part of its growth strategy, the Company may pursue acquisitions of other independent consumer finance companies, insurance agencies, or related companies. The Company does not currently have any agreement, proposal, understanding, or arrangement regarding any particular material acquisition. With respect to any future acquisitions, no assurance is given that the Company will be able to locate or acquire suitable acquisition candidates, or that any businesses which are acquired can be effectively and profitably integrated into the Company. In order to provide funds for any acquisitions, the Company will likely need to incur, from time to time, additional indebtedness and to issue, in public or private transactions, equity and debt securities. The availability and terms of any such financing will depend on market and other conditions, and no assurance is given that such additional financing will be available on terms acceptable to the Company, if at all. See "Business -- Business and Growth Strategy."

                                 USE OF PROCEEDS

         If all of the Securities offered hereby are sold, the net proceeds to the Company are estimated to be approximately $49,850,000 (after payment of offering expenses estimated at $150,000). However, there can be no assurance that the Company will receive any particular amount of proceeds from the offering of the Securities. In addition, the Company does not expect that it will ever have as much as $49,850,000 in net proceeds available at any one time due to, among other factors, the maturities of the Securities and the time period over which the offering will be conducted. Any net proceeds available to the Company from sales of the Securities during the offering will be used to temporarily repay indebtedness outstanding under two tranches of its Revolving Credit Facility.

         The Revolving Credit Facility is a $100 million credit line which is used by the Company primarily to purchase Automobile Sales Contracts, originate Direct Loans and Premium Finance Contracts, and provide working capital for the Company's other lines of business. The Revolving Credit Facility consists of six tranches and has a maturity date of August 31, 1999. The primary tranche is used to finance consumer receivables and provides for advances of up to $100 million, less any amounts advanced under the secondary tranches. One of the secondary tranches ("Tranche B") also is used to finance consumer receivables and allows the Company to borrow up to $10 million against a higher percentage of Net Finance Receivables than under the primary tranche. At September 30, 1997, 46.5 million was outstanding under the primary tranche and $2.6 million was outstanding under other tranches. The interest rate for borrowings is a defined prime rate plus one percent per annum for the primary tranche and plus five percent per annum for Tranche B (9.50% and 13.50%, respectively, at September 30, 1997). The Company expects to continue using the Revolving Credit Facility to fund the growth of its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business and Growth Strategy."

                            DESCRIPTION OF SECURITIES

General


         The Securities will be issued under an Indenture, dated as of February 17, 1998 (the "Indenture") between the Company and The Bank of New York. The Securities will be subordinated, unsecured obligations of the Company. The material terms, provisions and covenants contained in the Securities and the Indenture are described below.


         The Securities will be subordinate in right of payment to Senior Indebtedness of the Company, as described below under "Subordination." The Indenture does not limit the incurrence of Senior Indebtedness or any other debt, secured or unsecured, of the Company or any subsidiary, nor does it contain any terms which would afford protection to holders of the Securities (individually a "Holder" and collectively the "Holders") in the event of a recapitalization, a change in control, a highly leveraged transaction or a restructuring involving the Company.

         The Securities will be obligations of the Company only. Because the Company does business through subsidiary corporations, its rights and the rights of its creditors, including the Holders of the Securities, to participate in the distribution of the assets of any of the Company's subsidiaries upon liquidation, dissolution or reorganization of a subsidiary will be subject to the prior claims of the subsidiaries' creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

         The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture. The Securities are subject to all such terms, and holders of the Securities are referred to the Indenture and the Trust Indenture Act for a statement of them. The statements under this caption relating to the Indenture, a copy of which is filed as an exhibit to the Registration Statement, and the Securities are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture.

Terms of Subordinated Term Notes Due One Month



         Each one month Term Note will be issued in the minimum principal amount of $100 and will mature one month after date of issuance unless redeemed or extended as provided therein. Holders of one month Term Notes may adjust the original principal amount, without extending the maturity, at any time by increases or decreases resulting from additional purchases or partial redemptions; provided, however, that partial redemptions may not reduce the outstanding principal amount below $100. Upon presentation of a one month Term Note certificate to the Company, the Company will, for the Holder's convenience, record on the certificate any adjustments to the original principal amount, such as additional purchases or partial redemptions.


         The Company will determine, from time to time, the rate of interest payable on one month Term Notes, which rate will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with a maturity of 13 weeks, but no less than 2% per annum and no more than 12% per annum. The rate of interest at the time of purchase will be the rate of interest payable throughout the original term of the one month Term Note. Interest will be payable at maturity.


         Not later than 15 days prior to the maturity of a one month Term Note, the Company will give the Holder notice by first-class mail of the maturity date. Each one month Term Note will be automatically extended for successive one month terms at the rate(s) of interest then in effect for one-month Term Notes unless, prior to maturity, the Company receives notification of the holder's intention to redeem the Term Note. Except for a possible change in the rate of interest, all of the terms and conditions applicable to the one month Term Note when issued will also apply during each period of extension.


Terms of Subordinated Term Notes Due 6, 12, 36 and 60 months

         Each 6, 12, 36 or 60 month Term Note will be issued in the minimum principal amount of $1,000 and will mature 6, 12, 36 or 60 months after date of issuance unless redeemed as provided therein. The Company will determine, from time to time, the rates of interest payable on the 6, 12, 36 or 60 month Term Notes, which rate will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with a maturity of 52 weeks but no less than 2% and nor more than 12% per annum. The rate of interest at the time of purchase of a particular 6, 12, 36 or 60 month Term Note will be the rate payable throughout the term of such Term Note. Interest will be payable, at the Holder's option, either monthly, quarterly or at maturity (compounded quarterly).


         No later than 30 days prior to maturity of a 6, 12, 36 or 60 month Term Note, the Company will give the Holder notice by first-class mail of the maturity date. Each 6, 12, 36 or 60 month Term Note will be automatically extended for successive 6, 12, 36 or 60 month terms, respectively, at the rates of interest then in effect for 6, 12, 36 or 60 month Term Notes unless, prior to maturity, the Company receives notification of the Holder's intention to redeem the Term Note at maturity. Except for a possible change in the rate of interest, all of the terms and conditions applicable to such Term Notes when issued will also apply during each period of extension.


         The Company will have the right, at its option, to call any of the 6, 12, 36 or 60 month Term Notes for redemption before maturity, at any time. Interest on 6, 12, 36 or 60 month Term Notes called for redemption will continue to accrue until the date of redemption and no premium shall be paid thereon. The Company will give the Holder of a 6, 12, 36 or 60 month Term Note not less than 30 days' prior written notice by first class mail of each redemption, specifying, among other things, the principal amount of the Term Note to be redeemed and the redemption date. The principal amount of the Term Note specified in such notice, together with interest accrued and unpaid thereon to the date of redemption, will become due and payable on such redemption date.


Procedure for Automatic Extensions of Term Notes

         Not later than 15 days prior to the maturity of a Term Note, the Company will provide the holder with an extension notice and a copy of the Company's most recent quarterly report filed with the Commission and, if not previously furnished to the holder, a copy of the Company's most recent annual report filed with the Commission. The extension notice will advise the holder of the maturity date of this Term Note, the principal amount due on maturity, the amount of accrued interest to the maturity date and the applicable interest rate upon an automatic extension of the Term Note. The extension notice will also inform the holder that, upon request, the Company will promptly furnish the holder with a copy of this Prospectus, as amended or supplemented. Unless prior to the maturity of a Term Note the Company receives notification of the holder's intention to redeem his Term Note, it will be automatically extended as described above."


Terms of Subordinated Daily Notes


         Daily Notes will be issued in the minimum original principal amount of $50. Holders of Daily Notes may adjust the original principal amount at any time by increases or decreases resulting from additional purchases or partial redemptions; provided, however, that partial redemptions may not reduce the outstanding principal amount below $50. Upon presentation of a Daily Note certificate to the Company, the Company will, for the Holder's convenience, record on the certificate any adjustments to the original principal amount, such as additional purchases or partial redemptions.


         If the holder redeems in full the obligation represented by a Daily Note, such Daily Note must be surrendered by the Holder to the Company and the indebtedness evidenced thereby shall be fully discharged by payment to the Holder of the outstanding principal amount thereof, together with any accrued but unpaid interest, as reflected on the books of the Company. The Company retains the right to require the Holder to give the Company no less than thirty
(30) days' prior written notice, by first class mail, of a redemption requested by the Holder, which notice shall specify the principal amount of the Daily Note to be redeemed and the redemption date.


         The interest rate payable on the Daily Note will be determined by the Company and may fluctuate on a monthly basis. Any adjustment to the interest rate will be made by the Company on the first day of the month. The fluctuation may reflect adjustments which are either increases or decreases in the rate of interest payable. The interest rate, once adjusted, will be effective as of the first day of each month and shall remain in effect until next adjusted by the Company. The interest rate will be no less than 3% below nor more than 5% above the rate established for the most recent auction average of United States Treasury Bills with maturities of 13 weeks and in no event will the interest rate be less than 2% per annum or more than 12% per annum. Interest will be accrued daily and compounded quarterly. Holders of Daily Notes will be notified by first-class mail of any monthly adjustments in the interest rate.


Redemption of Securities at Option of Holder.


         One Month Term Notes. The Holder of a one month Term Note will have the right, at such Holder's option, to redeem the Note prior to maturity, in whole or in part. Upon such early redemption, the holder will forfeit all accrued interest on the principal amount redeemed unless the Company, in its sole discretion, elects to waive all or a portion of the forfeited interest. In addition, the Company retains the right to require the Holder of a one month Term Note to give the Company up to 30 days' prior written notice, by first class mail, of a redemption requested by the Holder, which notice shall specify the principal amount of the Term Note to be redeemed and the redemption date.


         Six, 12, 36 or 60 Month Term Notes. The Holder of a 6, 12, 36, or 60 month Term Note will have the right, at such Holder's option, to redeem the Note prior to maturity. The Holder, upon such redemption prior to maturity, will forfeit an amount equal to the difference between the amount of interest actually accrued on the 6, 12, 36 or 60 month Term Note since the date of issuance or most recent extension and the amount of interest that would have accrued thereon had the rate of interest been 3% less than the rate in effect at the date issuance or most recent extension. When necessary, forfeited interest already paid to or for the account of the Holder will be deducted from the amount redeemed. Holders of 6, 12, 36 or 60 month Term Notes will also have the right to make partial redemptions prior to maturity, provided however, that a partial redemption may not reduce the principal amount to less than $1,000. The interest rate penalty for each redemption of a 6, 12, 36 or 60 month Term Note will be calculated only upon the principal amount of the Term Note redeemed. 6, 12, 36 or 60 month Term Notes may be redeemed before maturity without interest rate penalty upon the death of any Holder or if the Holder is determined to be legally incompetent by a court or any other administrative body of competent jurisdiction. The Company retains the right to require the Holder of a 6, 12, 36 or 60 month Term Note to give the Company no less than 30 days' prior written notice, by first class mail, of a redemption requested by the Holder, which notice shall specify the principal amount of the Term Note to be redeemed and the redemption date.

         Daily Notes. The Holder of a Daily Note will have the right, at such Holder's option, to redeem the Daily Note at any time, in whole or in part, without penalty. The Company retains the right, however, to require the Holder of a Daily Note to give the Company up to 30 days' prior written notice, by first class mail, of a redemption requested by the Holder, which notice shall specify the principal amount of the Daily Note to be redeemed and the redemption date.


         Possible 30-Day Notice Requirement for Redemption by Holders. As noted above, the Company, in its sole discretion, may at any time require holders of any of the Securities to give the Company 30 days' prior written notice, by first class mail, of a redemption request. If the Company elects to impose this requirement, it expects to do so by informing holders of the Securities of the requirement personally when they are present in the offices of the Company or its affiliates where the Securities may be presented for redemption, by appropriate signage in these offices and possibly by a letter mailed to holders of the Securities. Interest will continue to accrue if the Company should impose this notice requirement. See "Risk Factors -- Possible 30-Day Notice Requirement for Redemption by Holders and Related Risks."

General Provisions Applicable to All Securities

         Optional Redemption by Company. The Company will have the right, at its option, to call any of the Securities for redemption, in whole or in part, at any time. Interest on the Securities called for redemption will continue to accrue until the date of redemption and no premium shall be paid thereon. The Company will give the Holder not less than thirty (30) days' prior written notice by first class mail of each redemption, specifying, among other things, the principal amount of the Security to be redeemed and the redemption date. The principal amount of the Security specified in such notice, together with interest accrued and unpaid thereon to the date of redemption, will become due and payable on such redemption date.

         Subordination. The indebtedness evidenced by the Securities is subordinate to the prior payment when due of the principal of and interest on all Senior Indebtedness. Upon maturity of any Senior Indebtedness, payment in full must be made on such Senior Indebtedness before any payment is made on or in respect of the Securities. During the continuance of any default in payment of principal of (or premium, if any) or interest or sinking fund on any Senior Indebtedness, or any other event of default with respect to Senior Indebtedness pursuant to which the holders thereof have accelerated the maturity thereof, no direct or indirect payment may be made or agreed to be made by the Company on or in respect of the Securities. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company, payment of the principal of and interest on the Securities will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. The Indenture does not limit the Company's ability to increase the amount of Senior Indebtedness or to incur any additional indebtedness in the future that may affect the Company's ability to make payments under the Securities. Except as described above, the obligation of the Company to make payment of principal or interest on the Securities will not be affected. The Holders of the Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness out of the distributive share of the Securities. By reason of such subordination, in the event of a distribution of assets of the Company upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Securities.


         "Senior Indebtedness" means Indebtedness of the Company outstanding at any time other than Indebtedness of the Company to a subsidiary for money borrowed or advanced from any such subsidiary or Indebtedness which by its terms is not superior in right of payment to the Securities. "Indebtedness" means the principal of, and premium, if any, and interest on, (1) any debt of the Company for borrowed money whether or not evidenced by a note, debenture, bond or similar instrument (including indebtedness represented by a purchase money obligation given in connection with the acquisition of any property or assets) including securities; (2) any debt of others described in the preceding clause
(1) which the Company has guaranteed or for which it is otherwise liable; and
(3) any amendment, renewal, extension or refunding of any such debt. As of September 30, 1997, the outstanding amount of Senior Indebtedness of the Company was approximately $50.4 million.


         Defaults and Remedies. The term "Event of Default" when used in connection with the Securities generally means any one of the following: (i) failure of the Company to pay interest when due, which failure continues for 30 days, or failure to pay principal of any of the Securities when due (whether or not prohibited by the subordination provisions); and (ii) certain events of bankruptcy, insolvency or reorganization involving the Company or certain of its subsidiaries.

         The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, mail to the Holders notice of all uncured defaults known to it (the term "default" for this purpose shall only mean the happening of any Event of Default specified above, excluding grace periods), provided that, except in the case of default in the payment of principal of or interest on any of the Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders.

         If an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of any series of the Securities then outstanding, by notice in writing to the Company (and to the Trustee if given by the holders), may declare the principal of and all accrued interest on all the Securities of such series to be due and payable immediately. Such declaration may be rescinded by Holders of a majority in principal amount of such series of Securities if (1) the Company has paid or deposited with the Trustee a sum sufficient to pay all overdue interest on such series of Securities and principal of any Securities which have become due otherwise than by such declaration of acceleration and (2) all existing Events of Default have been cured or waived.

         Defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Securities or a default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each Holder affected) may be waived by the Holders of a majority in principal amount of a series of Securities (with respect to such series) upon the conditions provided in the Indenture. The Indenture requires the Company to file periodic reports with the Trustee as to the absence of defaults.

         A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

         Consolidation, Merger, Conveyance, Transfer or Lease. The Company may not consolidate with, merge into, or transfer or lease substantially all of its assets to, any other corporation other than a Subsidiary, unless the successor corporation assumes all obligations of the Company under the Indenture and the Securities and certain other conditions are met. Thereafter all such obligations of the Company will terminate and the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer or lease is made will succeed to all rights and powers of the Company under the Indenture.


         Securities Non-Negotiable. The Securities are non-negotiable and no rights of ownership may be transferred by mere endorsement and delivery of the Securities to a purchaser. All transfers and assignments of Securities may be made only at the offices of the Company, upon presentation of the Security and recordation of such transfer or assignment in the books of the Company. The Securities are not transferable to any person who is not a resident of a state where the offering of the Securities has not been registered under applicable state securities laws unless an exemption from such registration is available.


         Modification of the Indenture. The Indenture contains provisions permitting the Company and the Trustee, without the consent of any Holder, to supplement or amend the Indenture under certain specified circumstances, including to cure any ambiguity, to correct or supplement any other provision thereof, to evidence the succession of a successor to the Company or the Trustee, to add to the covenants of the Company for the benefit of the Holders or additional Events of Default, to secure the Securities, or to add any other provisions with respect to matters or questions arising thereunder which the Company and the Trustee deem necessary or desirable and which do not adversely affect the interests of the Holders. Otherwise, the rights and obligations of the Company and the rights of the Holders may be modified by the Company and the Trustee only with the consent of the Holders of a majority in principal amount of each series of Securities then outstanding. No reduction in the principal of or the interest rate on the Securities or in the percentage of Holders required for modification of the Indenture and no extension of the maturity of any Securities or in the time of payment of interest will be effective against any Holder without his consent.

         The Company as Paying Agent. All principal and interest payments shall be made to the Holders by the Company and notice thereof shall be provided by the Company to the Trustee.

         Satisfaction and Discharge of Indenture. The Indenture will be discharged and cancelled upon payment of all the Securities or upon deposit with the Trustee, within not more than one year prior to the maturity of all the Securities, of funds sufficient for such payment or redemption.

         The Trustee. The Trustee is The Bank of New York, a New York banking corporation, whose principal corporate trust office is in New York, City. Notice to the Trustee should be directed to The Bank of New York, Towermarc Plaza, 10161 Centurian Parkway, Jacksonville, Florida; Attn: Assistant Treasurer.


         The Holders of a majority in principal amount of all outstanding series of Securities have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, provided that such direction would not conflict with any rule of law or with the Indenture, would not be prejudicial to the rights of another Holder and would not subject the Trustee to personal liability. The Indenture provides that in case an Event of Default should occur and be known to the Trustee (and not be cured), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The balance sheet at December 31, 1995 and 1996 and the income data for the years then ended are derived from the consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent auditors, which are included elsewhere in this Prospectus. Such financial statements have been restated to include the effects of the acquisition of Thaxton Insurance using the "as if" pooling of interests method of accounting. As such, all periods prior to the acquisition have been restated. The balance sheet data at December 31, 1994 and the income statement data for the year then ended are derived from consolidated financial statements of the Company. The selected financial data presented below for the nine months ended September 30, 1996 and 1997, and as of September 30, 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. Such statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the full year.

                                                     Year Ended December 31,          Nine Months Ended
                                                                                        September 30
                                                  ------------------------------     --------------------
                                                    1994      1995       1996          1996      1997
                                                  --------- ---------- ---------     --------- ----------
                                                     (dollars in thousands, except per share amounts)
Income Statement Data:
Interest and fee income.............................$5,438     $9,182   $13,529        10,104     11,837
Interest expense.....................................1,299      2,985                   3,046      3,707
                                                     -----     ------   -------        ------     ------
                                                                          4,210
Net interest income..................................4,139      6,197     9,319         7,058      8,130
Provision for credit losses..........................  481        890     3,593         1,423      3,885
                                                     -----     ------   -------         -----      -----
Net interest  income after  provision for credit     3,658      5,307     5,726         5,635      4,245
losses
Insurance commissions, net...........................           4,618     5,893         4,158      3,962
                                                     3,354
Other income.........................................  361        579       986           795        844
Operating expenses...................................6,246      8,767    11,974         8,659      9,346
Income tax expense (benefit).........................  464        664       247           728       (112)
                                                     -----      -----    ------         -----      -----
Net income (loss)..................................$.  663  $   1,073   $   384         1,201       (183)
                                                   = =====  =========   =======         =====      =====
Net income (loss) per common share                 $  0.20  $    0.31   $  0.09           .30       (.05)

Common shares outstanding............................3,309      3,938     3,932         3,932      3,912

                                                     Year Ended December 31,          Nine Months Ended
                                                                                        September 30,
                                                  ------------------------------     --------------------
                                                    1994      1995       1996          1996      1997
                                                  --------- ---------- ---------     --------- ----------
                                                     (dollars in thousands, except per share amounts)
Operating Data:
Average interest rate earned (1)(2).................39.24%     33.78%    30.92%         31.60%   29.93%
Average interest rate paid (2).......................9.74      11.32     10.21          10.00     9.81
Net interest spread (2).............................29.50      22.46     20.71          21.60    20.12
Net interest margin (2)(3)..........................31.11      23.85     22.14          23.09    21.51
Allowance for credit losses as a
  percentage of Net Finance
  Receivables (4)....................................2.44       2.05      4.35           2.15     6.04
Allowance  for credit  losses,  dealer  reserves
and
   discount on bulk  purchases  as a  percentage     6.07       4.91      7.81           5.97     8.34
of
   Net Finance Receivables (4).......................
Net charge-offs as a percentage
   of average Net Finance
   Receivables (2)...................................3.11       3.08      5.06           3.62     6.71
--------------------

(1) Average interest rate earned represents interest and fee income for the period divided by average Net Finance Receivables during the period.
(2) Percentages for the nine months ended September 30, 1996 and 1997 are computed using annualized operating data which do not necessarily represent the comparable data for a full twelve-month period.
(3) Net interest margin represents net interest income for the period divided by average Net Finance Receivables during the period.
(4) Net finance receivable balances are presented net of unearned finance charges only.

                                     At Year Ended December 31,         At September 30,
                                 -----------------------------------    -----------------
                                    1994        1995        1996              1997
                                 ----------- ----------- -----------    -----------------
                                                    (dollars in thousands)
  Balance Sheet Data:
  Finance receivables.............$22,450     $47,900      $63,107           70,991
  Unearned income (1)............. (5,037)    (10,823)     (14,366)          15,376
  Allowance for credit losses.....   (424)       (783)      (2,195)         (3,440)
  Finance receivables, net........ 16,989      36,294       46,546           52,175
  Total assets.................... 21,757      46,760       56,681           64,100
  Total liabilities............... 19,384      40,443       50,310           58,021
  Shareholders' equity............  2,373       6,371        6,079            6,316
--------------------

(1) Includes unearned finance charges, dealer reserves on Automobile Sales Contracts and discounts on bulk purchases. Dealer reserves and discounts on bulk purchases totaled $631,709, $1,091,979, and $1,747,000 at December 31, 1994, 1995, and 1996 respectively, and $1,308,367 at September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Loss Experience."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Historical Development and Growth

         Prior to 1991, the Company primarily was engaged in making and servicing direct consumer and insurance premium finance loans to Non-prime Borrowers. In 1991, the Company made a strategic decision to begin diversifying its portfolio by actively seeking to finance purchases of used automobiles by Non-prime Borrowers. Management believed that the expertise it had developed in extending and servicing installment credit to Non-prime Borrowers would enable it to profitably finance used automobile purchases by borrowers having similar credit profiles. The Company facilitated its entry into this segment of the consumer credit industry by engaging additional senior and mid-level management personnel with substantial used automobile lending experience. Since 1991, the Company has evolved into a diversified consumer financial services company engaged in used automobile lending through the purchase and servicing of Automobile Sales Contracts, the origination and servicing of Direct Loans and Premium Finance Contracts, selling insurance products on an agency basis and originating residential mortgage loans.

         The following table sets forth certain information with regard to growth in the Company's finance receivable portfolio.

                                                                                          Nine Months
                                                                                             Ended
                                                            Year Ended December 31,              September 30,
                                                   -----------------------------------------    --------------
                                                       1994          1995          1996             1997
                                                   ----------------------------------------    --------------
  Automobile Sales Contracts
          Total balance at period end, net (1)      $8,823,559   $22,788,837    $35,998,537       41,161,289
          Average account balance at period end          2,317         3,436          3,699            3,632
          Interest income for the period             1,990,268     5,031,402      8,361,396        7,420,336
          Average interest rate earned (2)               31.10 %       28.92 %        27.98            25.64 %
          Number of accounts at period end               3,808         6,632          9,733           11,334

  Direct Loans
          Total balance at period end, net (1)      $7,107,446    $9,460,798     $9,896,100       10,530,826
          Average account balance at period end          1,175         1,405          1,324            1,417
          Interest income for the period             2,305,296     2,248,168      2,941,705        2,227,304
          Average interest rate earned (2)               34.66 %       31.60 %        30.01            29.08 %
          Number of accounts at period end               6,047         6,736          7,475            7,432

  Premium Finance Contracts
          Total balance at period end, net (1)      $1,482,009    $4,827,067     $2,846,451        3,923,371
          Average account balance at period end            272           336            287              329
          Interest income for the period               151,402       484,222        737,895          398,072
          Average interest rate earned (2)               13.96 %       15.35 %        17.52            15.68 %
          Number of accounts at period end               5,442        14,378          9,931           11,941
  ------------------

  (1) Finance receivable balances are presented net of unearned finance charges, dealer reserves on Automobile Sales Contracts and discounts on bulk purchases.
  (2) Averages are computed using beginning and ending balances for the period presented and are annualized for periods of less than one year.

         Management believes the best opportunities for continued growth in the Company's Automobile Sales Contract and Direct Loan portfolios lie in the opening of new finance offices in small to medium-sized markets in the states where the Company presently operates and contiguous states that management believes to be under served by its competitors. The Company opened two new finance offices in 1996 and five in 1997. The Company estimates that the capital expenditure necessary for opening each new finance office is approximately $21,000. While there are certain risks associated with such expansion, management believes that its ability to identify and retain finance office management personnel having established relationships with local independent dealers, its expertise in extending and servicing credit to Non-prime Borrowers, and other factors will enable it to manage anticipated growth in its finance office network and in its Automobile Sales Contract and Direct Loan portfolios. The Company will seek to expand its Premium Finance Contract portfolio by establishing and broadening relationships with insurance agencies having a client base in need of premium financing. The Company also periodically may make bulk purchases of Automobile Sales Contracts and Premium Finance Contracts if such purchases are deemed beneficial to the Company's competitive position and portfolio mix and will seek opportunities to expand its network of insurance offices primarily through the acquisition of independent insurance agencies.

Recent Acquisition and Expansion Activities

         On October 31, 1996, the Company exchanged 300,000 shares of Common Stock for all of the outstanding capital stock of Thaxton Insurance. At the time of its acquisition, Thaxton Insurance had 19 insurance offices in North Carolina and South Carolina. Thaxton Insurance continues to conduct business as a wholly-owned subsidiary of the Company. See "Certain Transactions."

         During 1996 the Company opened finance offices in Sumter, South Carolina and Augusta, Georgia. The Augusta office was the Company's first in Georgia. Both of the finance offices opened in 1996 are primarily devoted to the purchase and servicing of Automobile Sales Contracts. The Company also opened two mortgage lending offices in Charlotte, North Carolina and Florence, South Carolina during the year and began originating residential mortgage loans in January 1997. The mortgage lending offices are located in the same building as the Company's insurance offices.

         During the first nine months of 1997, the Company opened finance offices in Anderson, Florence and Columbia, South Carolina, Christiansburg, Virginia and Cumming, Georgia that will be devoted almost exclusively to the purchase and servicing of Automobile Sales Contracts, and Thaxton Insurance acquired independent agencies in York, South Carolina and Winston-Salem, North Carolina.

Net Interest Margin

     The following table sets forth certain data relating to the Company's net interest margin.

                                              For the Year Ended December 31,                  Nine Months Ended
                                                                                                  September 30,
                                        --------------------------------------------     ----------------------------
                                            1994           1995           1996               1996          1997
                                        -------------- -------------- --------------     ------------- --------------
 Average Net Finance Receivables (1)    $13,712,742    $26,710,887    $43,717,445          $42,598,449   $52,478,778
 Average notes payable (1)              $11,447,977    $23,447,113    $37,611,963           36,272,503    45,038,305
 Interest and fee income (2)            $ 5,380,470   $  9,024,232    $13,518,563           10,096,204    11,779,303
 Interest expense (3)                     1,114,829      2,653,614      3,841,683            2,720,758     3,315,055
                                        -----------      ---------      ---------           ----------     ---------
 Net interest income                    $ 4,265,641   $  6,370,618     $9,676,880            7,375,446     8,464,248
                                        ===========      =========      =========           ==========     =========
 Average interest rate earned (1)             39.24%         33.78%         30.92%               31.60%        29.93%
 Average interest rate paid (1)                9.74          11.32          10.21                10.00          9.81
                                              -----          -----          -----              -------        ------
 Net interest rate spread                     29.50%         22.46%         20.71%               21,60%        20.12%
                                              =====          =====          =====              =======        ======
 Net interest margin (4)                      31.11%         23.85%         22.14%               23,09%        21.51%
                                              =====          =====          =====              =======        ======
------------

(1) Averages are computed using month-end balances during the periods presented and are annualized for periods of less than one year.
(2)  Excludes interest and fee income earned by Thaxton Insurance.
(3)  Excludes interest expense paid on Thaxton Insurance related debt.
(4) Net interest margin represents net interest income divided by average Net Finance Receivables.

         The principal component of the Company's profitability is its net interest spread, the difference between interest earned on finance receivables and interest expense paid on borrowed funds. Statutes in some states regulate the interest rates that the Company may charge its borrowers while interest rates in other states are unregulated and consequently are established by competitive market conditions. At September 30, 1997, approximately 13% of Net Finance Receivables were subject to maximum interest rates imposed by statute and substantially all of these receivables were earning interest at the maximum rate. There are significant differences in the interest rates earned on the various components of the Company's finance receivable portfolio. The interest rates earned on Automobile Sales Contracts generally are lower than the interest rates earned on Direct Loans due to competition from other lenders, superior collateral, and longer terms. The interest rates earned on Premium Finance Contracts are state regulated and vary based on the type of underlying insurance and the term of the contract.

         Unlike the Company's interest income, its interest expenses are sensitive to general market fluctuations in interest rates. The interest rates paid to the Company's primary lender are based upon a published prime rate plus set percentages. Thus, general market fluctuations in interest rates directly impact the Company's cost of funds. The Company intends to explore opportunities to fix or cap the interest rates paid on all or a portion of its borrowings; however, there can be no assurance that fixed rate financing or suitable interest-rate hedge facilities will be available on terms acceptable to the Company. The Company's general inability to increase the interest rates earned on finance receivables may impair its ability to adjust to increases in the cost of funds resulting from changes in market conditions. Accordingly, increases in market interest rates generally will narrow the Company's interest rate spread and lower its profitability while decreases in market interest rates generally will widen the Company's interest rates spreads and increase profitability.

         The decline in net interest rate spreads from 1994 to 1996 was attributable primarily to the increased level of Automobile Sales Contracts in the Company's finance receivable portfolio. The Company expects Automobile Sales Contracts to be a component of future growth in its finance receivable portfolio. If this growth in Automobile Sales Contracts occurs, the Company expects that its net interest spread will continue to narrow. See "Liquidity and Capital Resources."

Results of Operations

         Comparison of Nine Months Ended September 30, 1997 to Nine Months Ended September 30, 1996. Finance receivables at September 30, 1997 were $70,990,704 versus $63,574,776 at September 30, 1996, a 12% increase. The primary component of this increase was Automobile Sales Contracts, which increased from $48,522,580 at September 30, 1996 to $53,609,889 at September 30, 1997, or 10%.
The Company opened two branch offices in 1996 and one in early 1997, which generated significant additional volume of Automobile Sales Contracts during the first nine months of 1997.

         Unearned income at September 30, 1997 was $14,066,851 versus $13,461,332 at September 30, 1996, a 5% increase which was directly related to the higher volume of Automobile Sales Contract originations during the first nine months of 1997. The provision for credit losses established for the nine months ended September 30, 1997 was $3,885,424 versus $1,423,355 for 1996, and the allowance for credit losses increased from $1,079,570 at September 30, 1996 to $3,440,680 at September 30, 1997. The allowance for credit losses as a percentages of Net Finance Receivables increased from 2.15% at September 30, 1996 to 6.04% at September 30, 1997. The allowance for credit losses predicted by the Company's reserve model increased significantly from the end of the second quarter of 1997 to the end of the third quarter of 1997 due to three factors. First, the Company experienced a high level of charge-offs during the third quarter that were roughly equal to those experienced during the first half of the year. When this data was included in the reserve model, the historical loss factors utilized by the model increased significantly. Second, losses on the relatively large number of repossessed vehicles disposed of during the third quarter caused dealer and bulk purchase reserves to fall below required levels for a number of individual dealers and bulk purchases. Third, the finance receivable portfolio experienced moderate growth during the quarter, resulting in a corresponding increase in the allowance to provide for losses expected on the newly originated finance receivables.

         The growth in finance receivables during the nine months ended September 30, 1997 versus the comparable period in 1996 resulted in higher levels of interest and fee income. Interest and fee income for the nine months ended September 30, 1997 was $11,837,182, compared to $10,104,327 for the nine month ended September 30, 1996, a 17% increase. Interest expense also was higher, increasing to $3,706,770 for the nine months ended September 30, 1997 versus $3,046,164 for the comparable period of 1996, a 22% increase. The increase in interest expense was due to the higher levels of borrowings required to fund finance receivable originations and the working capital requirements of Thaxton Insurance.

         Net interest income for the nine months ended September 30, 1997 increased to $8,130,412 from $7,058,163 for the comparable period of 1996, a 15% increase. The increase in net interest income was attributable to the higher level of finance receivables, the interest income and fees from which more than offset the 7% decrease in net interest spread for the nine months ended September 30, 1997 versus the comparable period of 1996.

         Insurance commissions net of insurance cost decreased to $3,961,939 for the nine months ended September 30, 1997 from $4,158,173 for the comparable period of 1996, due to reduced sales of insurance products to borrowers. Other income increased from $795,598 for the nine months ended September 30, 1996 to $843,797 for the comparable period of 1997 due to increased profit sharing payments to Thaxton Insurance from various insurance carriers.

         Total operating expenses increased from $8,659,467 for the nine months ended September 30, 1996 to $9,345,572 for the comparable period of 1997, an 8% increase. The increase in expenses was due to opening new finance offices in addition to a general increase in costs associated with administering a larger finance receivable portfolio.

         The Company generated a net loss from operations for the nine months ended September 30, 1997 of $182,806 as compared to a net income of $1,201,397 for the comparable period of 1996. The decrease in net income was due to the higher levels of net interest and insurance commission income being offset by higher operating expenses and increased provisions for credit losses.

         Stockholders' equity decreased from $6,371,305 at December 31, 1996 to $6,078,944 at September 30, 1997 as a result of the Company's net loss from operations during the period.

         Comparison of 1996 to 1995. Gross finance receivables at December 31, 1996 were $63,106,601 versus $47,900,234 at December 31, 1995, a 32% increase.
The primary component of this increase was Automobile Sales Contracts, which increased from $32,455,654 at December 31, 1995 to $47,603,138 at December 31, 1996, or 47%. The Company opened four finance offices in 1995 and two in 1996, all of which originated primarily Automobile Sales Contracts, generating a significant additional volume of such contracts. Premium Finance Contracts outstanding decreased from $5,046,110 at December 31, 1995 to $2,943,338 at December 31, 1996, or 42%, due to the Company's decision to reduce origination activities in Virginia. Direct loans increased 21%, to $12,560,126 at December 31, 1996 compared to $10,398,470 at December 31, 1995 due primarily to increased loan demand at the Company's existing finance offices.

         Unearned income at December 31, 1996 was $12,578,514 versus $9,731,532 at December 31, 1995, a 29% increase which was directly related to the higher volume of Automobile Sales Contract originations during 1996. The provision for credit losses established for the year ended December 31, 1996 was $3,593,399, versus $890,337 for 1995. The increase in the provision for credit losses was due to strengthening the Company's allowance for credit losses in response to higher than expected loan losses and repossessions in the fourth quarter of 1996. The allowance for credit losses increased from $783,200 at December 31, 1995 to $2,195,000 at December 31, 1996. The allowance for credit losses as a percentage of Net Finance Receivables increased from 2.1% at December 31, 1995 to 4.4% at December 31, 1996.

         Cash levels decreased from $3,214,977 at December 31, 1995 to $421,465 at December 31, 1996. This decrease was due to the use of the proceeds of the Company's public offering on December 29, 1995 to pay down the Revolving Credit Facility on January 3, 1996.

         The growth in finance receivables during the year ended December 31, 1996 versus the comparable period in 1995 resulted in higher levels of interest and fee income. Interest and fee income for the year ended December 31, 1996 was $13,528,881, versus $9,182,149 for the year ended December 31, 1995, a 47%
increase. Interest
expense also was higher, increasing to $4,209,763 for the year ended December 31, 1996 versus $2,985,056 for the year ended December 31, 1995, a 41% increase. The increase in interest expense was due to the higher levels of borrowings needed to fund the larger finance receivable portfolio, offset somewhat by reduced interest rates payable by the Company to its primary lender under new agreements entered into in 1996.

         Net interest income for the year ended December 31, 1996 increased to $9,319,118 from $6,197,093 for 1995, a 50% increase. The increase in net interest income is attributable to the higher levels of finance receivables, the interest income and fees from which more than offset the 7.8% decrease in net interest spread for the year ended December 31, 1996 versus 1995.

         Insurance premiums and commissions net of insurance cost increased to $5,893,606 for the year ended December 31, 1996 from $4,617,651 for 1995, a 28%
increase due to the higher levels of Automobile Sales Contract originations, the triggering event for most sales of insurance products to borrowers, and increased commissions generated on the sale of insurance policies by the agency.

         Collection expense increased from $42,233 for the year ended December 31, 1995 to $63,797 for 1996, an increase of 85% due to growth in the Company's finance receivables. Collection expense as a percentage of average Net Finance Receivables remained constant at 0.2%.

         Reinsurance claims expense increased from $310,231 for the year ended December 31, 1995 to $516,194 for 1996, an increase of 66%. The increase was primarily due to a 64% increase in finance receivables outstanding, which resulted in a corresponding increase in credit insurance sold in connection with the origination of those receivables.

         Total operating expenses increased from $8,767,241 for the year ended December 31, 1995 to $11,974,280 for 1996, a 36% increase. The increase in expenses was due to opening new offices in addition to a general increase in costs associated with administering a significantly larger finance receivable portfolio, with average net loans outstanding increasing 63%.

         Net income decreased to $384,184 for the year ended December 31, 1996 from $1,072,598 for 1995. The decrease in net income was due to higher levels of net interest and insurance income, offset by a higher loss provision for credit losses and expenses.

         Shareholders' equity increased from $6,315,944 at December 31, 1995 to $6,371,305 at December 31, 1996, as a result of retained earnings from after tax profits during the period, partially offset by the conversion of 340,000 shares of preferred stock to subordinated debt.

Credit Loss Experience

         Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover the expected future losses of principal and interest in the existing finance receivable portfolio. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and resulting provision for credit losses. The Company's reserve methodology is designed to provide an allowance for credit losses that, at any point in time, is adequate to absorb the charge-offs expected to be generated by the finance receivable portfolio, based on events or losses that have occurred or are known to be inherent in the portfolio. The model used by the Company utilizes historical charge-off data to predict the charge-offs likely to be generated in the future by the existing finance receivable portfolio. The model stratifies losses by originating office and by type, and develops historical loss factors which are applied to the current portfolio. In addition, changes in dealer and bulk purchase reserves are analyzed for each individual dealer and bulk purchase, and additional reserves are established for any dealer or bulk purchase if coverage has declined below adequate levels. The Company's charge-off policy is based on an account by account review of delinquent receivables. Losses on finance receivables secured by automobiles are recognized at the time the collateral is repossessed. Other finance receivables are charged off when they become contractually past due 180 days, unless extenuating circumstances exist leading management to believe such finance receivables will be collectible. Finance receivables may be charged off prior to the normal charge-off period if management deems them to be uncollectible.

         Under the Company's dealer reserve arrangements, when a dealer assigns an Automobile Sales Contract to the Company, the Company withholds a certain percentage of the principal amount of the contract, usually between five and ten percent (the "Discount Percentage"). The amounts withheld from a particular dealer are recorded in a subsidiary ledger account (the "Specific Reserve Account"). Any losses incurred on Automobile Sales Contracts purchased from that dealer are charged against its Specific Reserve Account. If at any time the balance of a dealer's Specific Reserve Account exceeds the amount derived by applying the Discount Percentage to the total amount of principal and interest due under all outstanding Automobile Sales Contracts purchased from such dealer (the "Excess Dealer Reserve"), the dealer is entitled to receive distributions from the Specific Reserve Account in an amount equal to the Excess Dealer Reserve. If the Company is continuing to purchase Automobile Sales Contracts from a dealer, distributions of Excess Dealer Reserves generally are paid quarterly. If the Company is not continuing to purchase Automobile Sales Contracts from a dealer, distributions of Excess Dealer Reserves are not paid out until all Automobile Sales Contracts originated by that dealer have been paid in full. The aggregate balance of all Specific Reserve Accounts, including unpaid Excess Dealer Reserves, are reflected in the balance sheet as a reduction of finance receivables. The Company's allowance for credit losses is charged only to the extent that the loss on an Automobile Sales Contract exceeds the originating dealer's Specific Reserve Account at the time of the loss.

         The Company periodically purchases Automobile Sales Contracts in bulk. In a bulk purchase arrangement, the Company typically purchases a portfolio of Automobile Sales Contracts from a dealer at a discount to par upon a review and assessment of the portfolio by the Company's management. This discount is maintained in a separate account against which losses on the bulk portfolio purchased are charged. To the extent losses experienced are less than the discount, the remaining discount is accreted into income.

Recent Material Adverse Trend in Credit Loss Experience


         The Company's charge-offs as a percentage of average Net Finance Receivables increased from 3.08% for the year ended December 31, 1995 to 5.06% for the year ended December 31, 1996 and from 3.62% for the nine months ended September 30, 1996 to 6.71% for the nine months ended September 30, 1997. These increases were attributed to a general deterioration in loan performance experienced by the Company during the latter part of 1996 and the first nine months of 1997. The Company's credit policies have remained consistent through the third quarter of 1997, and management believes that its charge-off experience was comparable to that experienced by other lenders in the non-prime sector. In response to this increased loss experience, the Company made several operational changes in the second half of 1996 which, over the long-term, are expected to reduce the Company's charge-offs. These changes included reducing purchases of Automobile Sales Contracts from certain dealers for which loss experience had been unsatisfactory, splitting several offices to obtain improved collection by locating collection personnel in closer geographic proximity to borrowers, and reorganizing the Company's regional structure to place more experienced supervisory personnel in charge of certain offices with higher than average credit loss experience. Although management believes that these changes have resulted in fewer charge-offs than would have been experienced without the changes, they have not had the effect of reducing losses to acceptable levels. As a result, in the fourth quarter of 1997 the Company tightened its credit policies by, among other things, increasing qualifying ratios for credit approval of borrowers and increasing required down payments on Automobile Sales Contracts financed by the Company. These policy changes may result in slower portfolio growth of the Company's automobile sales finance receivables, particularly in light of the current credit market for Non-prime Borrowers, which is highly competitive. Although management believes that over time these changes will reduce charge-offs to acceptable levels, the Company's charge offs were higher in the fourth quarter of 1997 than they were in the fourth quarter of 1996.

         Charge-offs for the quarter and year ended December 31, 1997 were $1,335,188 and $3,974,932, respectively, as compared to $1,054,614 and
$2,210,441 for the quarter and year ended December 31, 1996, and the allowance for credit losses increased from $3,440,680 at September 30, 1997 to $4,237,300 at December 31, 1997, an increase of $796,620. The provision for credit losses for the quarter and year ended December 31, 1997 was $2,131,808 and $6,017,232, respectively, as compared to $2,170,044 and $3,593,399 for the quarter and year ended December 31, 1996. The increased loss provision is expected to result in a net loss for the quarter and year ended December 31, 1997 of approximately $278,000 and $1,050,000, respectively, as compared to a net loss of $817,213 for the quarter ended December 31, 1996 and net income of $384,184 for the year ended December 31, 1996. There can be no assurance that the adverse trend in credit losses experienced by the Company will not continue in the future and, if it continued, it would have a material adverse affect on the Company's results of operations.

         The following table sets forth certain information respecting the Company's allowance for credit losses and credit loss experience at or over the periods presented.


                                                  At or for the Years Ended         At or for the Nine Months
                                                         December 31,                  Ended September 30,
                                              -----------------------------------  ---------------------------
                                                 1994        1995         1996         1996         1997
                                              ------------------------------------ ---------------------------
 Net Finance Receivables (1)                  $17,413,014  $38,168,681 $50,447,410  $50,113,444  $56,923,853

 Allowance for credit losses                  $   424,425  $   783,200 $ 2,195,000    1,079,570    3,440,680

 Allowance for credit losses as a percentage
    of  Net Finance Receivables (1)                  2.44 %       2.05 %      4.35         2.15%        6.04%
 Dealer reserves and discounts on bulk
    purchases                                 $   631,709  $ 1,091,979 $ 1,747,000   $1,913,558   $1,308,367
 Dealer reserves and discounts on bulk
   purchases as a percentage of Automobile
   Sales Contracts                                   6.68 %       4.91 %      4.64         5.35%        3.08%
 Allowance for credit losses and dealer
    reserves and discount on bulk purchases   $ 1,056,134   $1,875,179  $3,942,000   $2,993,128   $4,749,047
 Allowance for credit losses and dealer
    reserves and discount on bulk purchases
    as a percentage of Net Finance
    Receivables                                      6.07 %       4.91 %      7.81 %       5.97%        8.34%
 Provision for credit losses                  $   481,063   $  890,337  $3,593,399   $1,423,355   $3,885,424
 Charge-offs (net of recoveries)              $   426,624   $  821,806  $2,210,441    1,155,827    2,639,745
 Charge-offs (net of recoveries) as a
    percentage of average net finance
    receivables                                      3.11 %       3.08 %      5.06 %       3.62%        6.71%
-----------------

(1) Net finance receivable balances are presented net of unearned finance charges only.

         The following table sets forth certain information concerning Automobile Sales Contracts and Direct Loans at the end of the periods indicated:

                                                         At December 31,                    At September 30,
                                            -----------------------------------------  ----------------------------
                                               1994           1995          1996          1996          1997
                                            -----------------------------------------  ----------------------------
   Automobile Sales Contracts and Direct
        Loans contractually past due 90
        days or more (1)                    $   110,030   $    179,831   $   380,569    $   396,999    $   484,772
   Automobile Sales Contracts and Direct
        Loans (1)                           $15,931,005   $ 32,249,635   $45,894,637    $44,129,221    $51,692,115
   Automobile Sales Contracts and Direct
        Loans contractually past due 90
        days or more as a percentage of
        Automobile Sales  Contracts and            0.69 %         0.56 %        0.83 %          .90 %          .94 %
        Direct Loans
-----------------

(1) Finance receivable balances are presented net of unearned finance charges, dealer reserves on Automobile Sales Contracts and discounts on bulk purchases.

         The following table sets forth certain information concerning Premium Finance Contracts at the end of the periods indicated:

                                                           At December 31,                    At September 30,
                                               ----------------------------------------  ----------------------------
                                                  1994          1995          1996          1996          1997
                                               ----------------------------------------  ----------------------------
   Premium finance contracts contractually
      past due 60 days or more (1)             $    26,418    $   99,537    $  100,633       $89,543       $60,154
   Premium finance contracts outstanding (1)    $1,482,009    $4,827,067    $2,846,451     3,500,913     3,923,371
   Premium finance contracts contractually
      past due 60 days or more as a
      percentage of premium finance contracts          1.8%          2.1%          3.5%          2.6%         1.53%
----------------------------

(1) Finance receivable balances are presented net of unearned finance charges and discounts on bulk purchases.

         The Company also incurs various expenses related to the collection of delinquent accounts. These expenses consist of miscellaneous expenses paid to third parties for activities related to collection on delinquent accounts and repossession of collateral. The following table sets forth certain information concerning collection expenses for the periods indicated.

                                                         For the Years Ended                 For the Nine Months
                                                            December 31,                     Ended September 30,
                                               ----------------------------------------  ----------------------------
                                                  1994          1995          1996          1996          1997
                                               ----------------------------------------  ----------------------------
   Collection expenses                          $29,980      $42,233       $63,797        $45,313        $65,468
   Collection expenses as a percentage of
   average Net Finance Receivables                 0.22%        0.16%         0.15%          0.11%          0.12%

Liquidity and Capital Resources

         The Company generally finances its operations and new offices through cash flow from operations and borrowings under the Revolving Credit Facility. The Revolving Credit Facility, which provides for borrowings of up to $100 million, is extended by Finova and matures on August 31, 1999. The facility consists of six tranches. The primary tranche is used to finance consumer receivables and provides for advances of up to $100 million, less any amounts advanced under the secondary tranches. Tranche B, one of the secondary tranches, is also used to finance consumer receivables and allows the Company to borrow up to $10 million against a higher percentage of Net Finance Receivables than under the primary tranche. The Company borrows against Tranche B only when it has exhausted available borrowings under the primary tranche. The Revolving Credit facility also provides a $5 million tranche dedicated to nonconsumer receivables, a $25 million tranche established to provide a mortgage loan warehouse facility, a $10 million tranche which permits borrowings against insurance commissions generated by Thaxton Insurance, and a $7 million tranche to finance future acquisitions. As of September 30, 1997, $49.1 million was outstanding under the Revolving Credit Facility, $46.5 million of which had been advanced under the primary tranche and $2.6 million of which had been advanced under secondary tranches. At September 30, 1997, there were no advances under Tranche B. Under the terms of the Revolving Credit Facility, the Company's Net Finance Receivables at September 30, 1997 would have allowed it to borrow an additional $4.9 million against existing collateral, with $50.1 million of total potential capacity available for borrowing against qualified finance receivables generated by the Company in future periods. The interest rate for borrowings is the prime rate published by Citibank, N.A. (or other money center bank designated by Finova) plus one percent per annum for the primary tranche, the nonconsumer receivable tranche, and the mortgage loan tranche, plus five percent per annum for Tranche B and the acquisition tranche and plus two percent per annum for the insurance commission tranche. The interest rate is adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly. Principal is due in full on the maturity date and can be prepaid without penalty. The Revolving Credit Facility is secured by substantially all of the Company's assets and requires the Company to comply with certain restrictive covenants, including covenants to maintain a certain debt to equity ratio, tangible net worth, annual net income within prescribed limits, and a covenant to limit annual distributions to common shareholders to 25% of net income.

         Cash flows from financing activities during the years ended December 31, 1994, 1995 and 1996 were as follows:

                                                                   December 31,
                                                      -----------------------------------------
                                                          1994          1995          1996
                                                      ------------- -------------  ------------
     Revolving Credit Facility                          $5,851,419   $16,538,315   $ 8,941,444
     Other notes payable                                    82,672      (746,058)    1,292,851
     Dividends paid on preferred stock                     (52,500)      (17,500)        ---
     Common Stock                                             ---      3,210,133         ---
                                                      ------------- -------------  ------------
            Total                                       $5,881,591   $18,984,890   $10,234,295
                                                      ============= =============  ============


         Management believes that the recent increase in the maximum borrowings available under the Revolving Credit Facility, in addition to cash expected to be generated from operations and the sale of the Securities pursuant to this Prospectus, will provide the resources necessary to fund the Company's liquidity and capital needs through 1998. See "Use of Proceeds."

Impact of Inflation and General Economic Conditions

         Although management does not believe that inflation has a direct material adverse effect on the Company's financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. Because the Company borrows funds on a floating rate basis and generally extends credit at the maximum interest rates permitted by law or market conditions, increased interest rates would increase the Company's cost of funds and could materially impair the Company's profitability. Inflation also can affect the Company's operating expenses. The Company's business could be affected by other general economic conditions in the United States, including economic factors affecting the ability of its customers or prospective customers to purchase used automobiles and to obtain and repay loans.

Accounting Matters

         The Company adopted Statement of Financial Accounting Standard ("SFAS") Nos. 121 and 123 during 1996. The adoption of these standards had no material impact on the Company's results of operations or financial position in 1996. In addition, the Financial Accounting Standards Board had issued SFAS No. 125, as amended by SFAS No. 127, which the Company will adopt in 1997. Based on the Company's current operations, adoption of these standards is not expected to have a material impact on the Company's financial statements.

         The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" in February, 1997. SFAS 128 applies to entities with publicly traded common stock or potential common stock and is effective for financial statements for periods ending after December 15, 1997, including interim periods. SFAS 128 simplifies the standards for computing earnings per share previously found in APB Opinion 15, "Earnings Per Share." It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company's present computation of diluted EPS under APB Opinion 15 is applied against a materiality test of 3 percent. Although earlier application is not permitted, SFAS 128 will require restatement of all prior-period EPS data presented.

         The FASB also issued SFAS No. 129, "Disclosure of Information about Capital Structure" in February, 1997. The purpose of SFAS 129 is to consolidate existing disclosure requirements for ease of retrieval. It applies to all entities and is effective for financial statements issued for periods ending December 15, 1997.

         The FASB also issued SFAS No. 130, "Reporting Comprehensive Income" in June, 1997. The purpose of SFAS 130 is to address concerns over the practice of reporting elements of comprehensive income directly in equity. This SFAS requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. This statement is effective for periods beginning after December 15, 1997. Comparative financial statements are required to be reclassified to reflect the provisions of this statement. The Company will adopt the provisions of this SFAS for fiscal year 1998.

         The FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in June, 1997. This statement applies to all public entities. The provisions of SFAS 131 require certain disclosures regarding material industry segments within an entity. The statement is effective for periods beginning after December 15, 1997. The adoption of this standard is not expected to have a material effect on the Company's financial reporting.

                                    BUSINESS

General

         The Company was organized in July 1978 as C.L. Thaxton & Sons, Inc., and from that date until 1991 was primarily engaged in making and servicing direct consumer and insurance premium finance loans to Non-Prime Borrowers. In 1991, the Company made a strategic decision to begin diversifying its portfolio by actively seeking to finance purchases of used automobiles by Non-Prime Borrowers and has since evolved into a diversified consumer financial services company. In October 1996, the Company acquired Thaxton Insurance and began selling, on an agency basis, various lines of property and casualty, life, and accident and health insurance.

The Industry

         The segment of the consumer finance industry in which the Company operates, which is commonly called the "non-prime credit market," provides financing to consumers with limited credit histories, low incomes, or past credit problems. These consumers generally do not have access to the same variety of sources of consumer credit as borrowers with long credit histories, no defaults, and stable employment, because they do not meet the stringent objective credit standards imposed by most traditional lenders. The Company, like its competitors in the same segment of the consumer finance industry, generally charges interest to Non-prime Borrowers at the maximum rate permitted by law or, in states such as South Carolina where there are no legal maximum rates, at competitive rates commensurate with the increased default risk and the higher cost of servicing and administering a portfolio of loans to such borrowers. By contrast, commercial banks, captive financing subsidiaries of automobile manufacturers, and other traditional sources of consumer credit to prime borrowers typically impose more stringent credit requirements and generally charge lower interest rates.

         The non-prime consumer credit market is highly fragmented, consisting of many national, regional, and local competitors, is characterized by relative ease of entry and, in the case of used automobile financing, by the recent arrival of a number of well capitalized publicly-held companies. The Company believes that most of these companies are concentrating their activities on providing financing to Non-prime Borrowers with less extensive credit problems who are purchasing late model used cars (coming off lease or former rental cars) from franchised automobile dealers. By contrast, the Company concentrates on providing financing to Non-prime Borrowers who have more extensive credit problems and are purchasing lower-priced, older model automobiles from independent dealers and making Direct Loans to Non-prime Borrowers to meet short-term cash needs.

         The premium finance industry for personal lines of insurance is also highly fragmented. Insurance companies that engage in direct writing of insurance policies generally provide financing to their customers who need the service. Numerous small independent finance companies such as the Company are engaged in providing premium financing for personal lines of insurance purchased by Non-prime Borrowers through independent insurance agents. Because the rates they charge are highly regulated, these companies compete primarily on the basis of efficiency in providing the financing and servicing the loans. A significant number of independent insurance agents provide premium financing to their customers either directly or through affiliated entities. As banks are allowed to enter the insurance business, they also are increasingly engaging in the premium finance business.

         Independent insurance agencies represent numerous insurance carriers, and will place a customer's business with the carrier whose combination of features and price best match the customer's needs. In comparison, direct agents represent only one carrier. Most carriers find use of independent agencies to be a more cost effective method of selling their products than using a direct agent force. In 1995 total premiums written by carriers in the United States was approximately $263 billion. Of that amount, approximately 54% was written by independent agents.

         Competition in the independent insurance agency business is intense. There are numerous other independent agencies in most of the markets where the Company's insurance offices are located. There are also direct agents for various insurers operating in some of these markets. The Company competes primarily on the basis of service and convenience. The Company attempts to develop and maintain long-term customer relationships through low employee turnover and responsive service representatives and offers a broad range of insurance products underwritten by reputable insurance companies.

Business and Growth Strategy

         In order to expand its business and improve operating results, the Company intends to continue to pursue a business strategy based on its (i) in-depth understanding of the consumer finance business, (ii) ability to evaluate credit risks associated with the non-prime credit market, (iii) substantial experience with automobile dealers' financing requirements for Non-prime Borrowers, (iv) efficient and effective servicing and collection of its finance receivables, and (v) diversification into additional financial services activities. The principal components of the Company's business and growth strategy include:

  o Commitment to diversification -- Unlike many of its competitors who specialize in used automobile finance, the Company is a diversified consumer financial services company and intends to continue to diversify. Although management anticipates that some of the Company's growth over the next 12 to 18 months will be in its portfolio of Automobile Sales Contracts, Direct Loan, Premium Finance Contract origination, and the origination of residential mortgage loans will be emphasized as well. Moreover, management believes the acquisition of Thaxton Insurance in October 1996 will provide significant opportunities to cross-sell the Company's various financial products and services. The Company operates finance offices in a number of markets where Thaxton Insurance operates, and in many cases the profile of a Thaxton Insurance customer is similar to that of a Non-prime Borrower. An incentive program designed to reward employees who successfully pursue cross-selling opportunities was implemented during the fourth quarter of 1996. The Company is actively seeking to enter other financial services businesses.

  o Experienced management -- The management team in the Company's lending operations, including its regional supervisors and office managers, possesses extensive experience in consumer finance, most of which has involved lending to Non-prime Borrowers. The Company believes that the retention of this experienced management team is critical to the Company's ability to maintain credit quality, supervise its operations, and further expand its network of finance offices. The Company has also recently hired an experienced insurance professional to manage the independent insurance agency operations, in addition to adding other management personnel in that division of the business.

  o Expansion of the Company's office network -- The Company currently has a total of 24 finance offices located in Georgia, North Carolina, South Carolina, Tennessee, and Virginia. The Company currently plans to open at least two additional finance offices in 1998, either in the states where the Company currently operates or in adjacent southeastern states where the Company believes that its business strategy is likely to be successful. In deciding where to open additional finance offices, the Company intends to concentrate on smaller urban areas where the Company is able to hire experienced personnel who not only have substantial experience in the consumer finance industry but are also familiar with local market conditions and have existing relationships with local dealers. When management deems it to be advantageous to do so, the Company may choose to expand its finance office network through the acquisition of other independent finance companies. The Company will also seek opportunities to expand its insurance office network through acquisition of additional independent insurance agencies in markets management believes are attractive.

   o Incentive compensation for finance office management -- The Company rewards its finance office managers for business development by providing, in addition to a base salary, incentive compensation arrangements that are tied to the productivity of their respective offices. To ensure credit quality is maintained, however, finance office managers must keep their delinquent accounts within certain parameters and maintain a certain return on receivables before they are eligible to receive the incentive compensation.

   o Strong independent dealer relationships -- The Company emphasizes service by providing independent dealers from whom it purchases Automobile Sales Contracts with a timely, reliable, and consistent source of financing for purchases of used automobiles by Non-prime Borrowers. In hiring managers for existing and new finance offices, the Company seeks to identify and recruit individuals with existing relationships with dealers in targeted areas.

   o Supervision and monitoring of finance offices -- The Company's senior management has established policies based on many years of experience in the non-prime credit market for close monitoring and supervision of all aspects of finance office operations, which serves as a counterbalance to the Company's otherwise decentralized operations. Each of the Company's three regional supervisors conduct unannounced visits to each finance office within their region twice annually to conduct an extensive review of its operations and all finance receivables recently originated. The supervisors' findings and recommendations are reported to senior management, and the supervisors are responsible for monitoring future compliance by finance office managers with their recommendations.

  o Management information systems -- The management information systems used by the Company provide management with daily reports that contain critical operational information from each finance office. This information includes the daily volume of Automobile Sales Contracts purchased and Direct Loans made and repossession activities. The Company's premium finance business also is highly automated, using a separate management information system, and the insurance agency operations utilize one of the most widely used agency management systems available.

  o New business initiatives - During the latter part of 1996, the Company entered into several new business activities. With the acquisition of Thaxton Insurance the Company began selling on an agency basis property and casualty, life, and accident and health insurance, and conducts this business through a network of 20 insurance offices located in North Carolina and South Carolina. The Company presently is developing strategies to increase the volume of premiums generated by these offices as well as improving the profitability of its insurance agency operations. In addition, the Company began a mortgage brokerage operation during the fourth quarter of 1996. Two of the Company's insurance offices are being utilized to take mortgage applications, which are reviewed for compliance with the underwriting standards of correspondent lenders at a central location. The Company plans to expand this program to other locations during 1998. The Company expects to originate both prime and non-prime mortgages. Presently all mortgage loans are being funded by correspondent lenders, which take ownership of the loan immediately upon closing. The Company takes no interest rate risk, and has no liability to the correspondent lenders in the event of a monetary default by the borrower. The Company receives a fee for originating the mortgage.

Automobile Sales Contract Purchases

         Set forth below is a description of the process that the Company follows in connection with its purchase of an Automobile Sales Contract from an independent dealer and the sale of ancillary insurance products.

         Dealer Solicitation. The Company solicits business from independent dealers through the business development efforts of the manager of each finance office and regional supervisors. Dealers in the area are evaluated by the office manager with a view to ensuring that the Company purchases Automobile Sales Contracts from reputable dealers carrying an inventory of quality used automobiles. A relationship with a dealer begins only after the soundness of the dealer's business is determined by a credit investigation of the dealer, inquiries with state regulatory agencies and inquiries of local civic and community organizations. The Company seeks to form relationships with dealers that have been independently operating for a sufficient period of time to have established a base of repeat customers with a track record of paying their obligations under Automobile Sales Contracts despite an otherwise non-prime credit history. The Company tracks the monthly performance of borrowers' accounts by dealer, allowing the Company to review and evaluate the quality of the Automobile Sales Contracts purchased from each dealer. This procedure allows the Company to terminate business dealings with a dealer quickly if the Automobile Sales Contracts purchased from that dealer have a higher than average rate of delinquency.

         Dealer Agreements. The Company enters into a non-exclusive agreement with each dealer (a "Dealer Agreement") which sets forth the terms and conditions under which the Company will purchase Automobile Sales Contracts. The Dealer Agreement provides that all Automobile Sales Contracts sold to the Company are without recourse to the dealer with respect to the credit risk of the borrower, except for Automobile Sales Contracts for vehicles sold to relatives or employees of the dealer. A Dealer Agreement includes representations and warranties of the dealer that relate generally to such matters as whether the dealer has (i) filed an application for a certificate of title showing a first lien in favor of the Company, (ii) obtained the full down payment specified in the Automobile Sales Contract either in cash or in the form of cash and an allowance for a vehicle trade-in and (iii) complied with applicable state and federal consumer credit protection laws relating to Automobile Sales Contracts. If the dealer breaches the terms of the Dealer Agreement with respect to any Automobile Sales Contract purchased by the Company or if the dealer's customer withholds payment as required under any Automobile Sales Contract because of a claim, defense, counterclaim, or setoff against the dealer, the dealer is obligated to repurchase the Automobile Sales Contract on demand by the Company for its net unpaid balance. If the purchaser of the automobile recovers any amount from the Company as a result of a claim against the dealer, the Dealer Agreement provides that the dealer will reimburse the Company for any amounts paid the customer and for any costs incurred as a result of such claim.

         The Dealer Agreement allows the Company to withhold a specified percentage of the principal amount of each Automobile Sales Contract purchased, an arrangement designed to protect the Company from credit losses on Automobile Sales Contracts. These dealer reserves, which range from five to 10% of the net amount of each Automobile Sales Contract purchased, are negotiated on a dealer-by-dealer basis and are subject to change based upon the collection history of the Automobile Sales Contracts purchased from each dealer. See "Management's Discussion and Analysis -- Credit Loss Experience."

         Origination of Automobile Sales Contracts. Automobile Sales Contracts purchased by the Company are originated by dealers when they sell a used car at retail to a customer. The dealer completes and the customer signs a retail installment contract and security agreement (giving the dealer a security interest in the vehicle financed) on a printed form provided by the Company, which includes the extensive disclosures required by state and federal law regarding such matters as the annual percentage rate, the finance charge, the amount financed, the total amount of all scheduled payments, and the total sale price. The contract also includes a section where the customer may indicate whether he or she desires to purchase credit life and credit accident and health insurance, the premiums for which are included in the amount financed if the customer elects to purchase credit insurance. The printed form identifies the Company as the intended assignee of the contract and the terms and conditions of the assignment to the Company are printed on the back of the form. The form specifically provides that the terms of the assignment are subject to the terms of the Dealer Agreement between the Company and the dealer.

         The maximum interest rates on Automobile Sales Contracts originated in South Carolina are based upon the maximum rate filed by the originating dealer with state regulatory authorities. Such rates are not subject to a statutory maximum. The maximum interest rates on Automobile Sales Contracts originated in North Carolina are subject to a statutory maximum based on the model year of the vehicle. Rates on used automobile purchases range from 18% per annum on vehicles one or two model years old to 29% per annum on vehicles more than four model years old. Interest rates on Automobile Sales Contracts originated in Virginia, Georgia, and Tennessee are not subject to regulation. The actual interest rate on an Automobile Sales Contract is set within statutory limits, if applicable, based upon the credit profile of the borrower, the make, model and condition of the collateral and market conditions.

         Credit Evaluation and Approval Procedures. The Company applies underwriting standards in purchasing Automobile Sales Contracts that take into account principally the degree of a proposed buyer's creditworthiness and the collateral value of the vehicle being financed. If a borrower elects to finance the purchase of an automobile through a dealer with whom the Company has an established relationship, which is typically the case, the dealer will submit the borrower's credit application to the Company for review and proposed transaction terms. The office manager, or other office personnel under the manager's supervision, conducts the credit evaluation review. This review generally takes into account, among other things, the borrower's credit history, ability to pay, stability of residence, employment history, income, discretionary income, and debt service ratio, as well as the collateral value of the vehicle. The borrower's credit history is assessed principally through the evaluation of a credit bureau report which is obtained immediately after receipt of an application from a dealer. The Company uses a standard application analysis score sheet to conduct a credit evaluation that incorporates the factors described above. Unless the borrower's total score falls below a specified cutoff point, the office manager has the authority to approve the purchase of the Automobile Sales Contract, up to his credit limit, with no further review. If the borrower's total score falls below the specified cut-off point, the office manager must receive approval from a regional supervisor before approving the application for credit.

         Generally, the Company will not finance more than 100% of the average trade-in value of the automobile as set forth in the current edition of the National Association of Automobile Dealers Official Used Car Guide and requires that a borrower make a down payment of at least 10% of the purchase price. In certain limited instances when the borrower is unable to make a sufficiently large down payment, the Company will agree to purchase the Automobile Sales Contract but will issue to the dealer a "deferred certificate" for the difference between the average trade-in value of the automobile and the portion of the sale price not covered by the borrower's down payment. Only when the borrower has paid the entire balance of the Automobile Sales Contract is the Company obligated to pay to the dealer the amount of the deferred certificate.

         Automobile Sales Contract Purchases. Upon consummation of the sale of the automobile to the borrower, the dealer delivers all required documentation to the Company's office. The required documentation includes the executed Automobile Sales Contract, proof of title indicating the Company's lien, an odometer statement confirming the vehicle's mileage, proof that the automobile is insured with the Company designated as loss payee and any supporting documentation the Company specified in its conditional approval of the purchase. Only when compliance with these requirements is verified, does the Company remit funds to the dealer.

         Bulk Purchases of Automobile Sales Contracts. From time to time the Company purchases Automobile Sales Contracts in bulk from dealers who have originated and accumulated contracts over a period of time. By doing so, the Company is able to obtain large volumes of Automobile Sales Contracts in a cost-effective manner. The Company applies underwriting standards in purchasing Automobile Sales Contracts that take into account principally the borrowers' payment history and the collateral value of the automobiles financed. Such purchases are typically made at discounts ranging from 25% to 50% of the financed portion of the Automobile Sales Contracts. There generally are no dealer reserve arrangements on bulk purchases. In connection with such bulk purchases, the Company reviews all credit evaluation information collected by the dealer and reviews the servicing and collection history of the Automobile Sales Contracts and obtains the required supporting documents.

         Sales of Insurance Products in Finance Offices. In connection with the origination of Automobile Sales Contracts, the Company offers, as agent, credit life, and credit accident and health insurance. Borrowers under Automobile Sales Contracts and Direct Loans secured by automobiles generally must obtain comprehensive collision insurance on the automobile that designates the Company as loss payee. If the borrower allows such insurance to lapse during the term of the contract or loan, the Company will purchase a vendors' single interest insurance policy, which insures the Company against a total loss on the automobile, and add the cost of the premium to the borrower's account balance. The Company also offers, as agent, limited physical damage insurance, which satisfies the requirement that the borrower purchase comprehensive collision insurance. Limited physical damage insurance is a modified form of collision insurance that will pay the borrower or the Company the lesser of (i) the cost of repairs, less a designated deductible amount, (ii) the actual cash value of the automobile, less a designated deductible amount or (iii) the net unpaid contract or loan balance, less any delinquent payments. The Company receives commissions on the sales of insurance equal to 20% of the premiums on credit life and credit accident and health insurance and 25% of the premiums on limited physical damage coverage.

Direct Loans Program

         The Company has been in the business of making Direct Loans to Non-prime Borrowers since 1985. Direct Loans are typically sought by such borrowers to meet short-term cash needs, finance the purchase of consumer goods or refinance existing indebtedness. Generally, less than 10% of Direct Loans are secured by first or second liens on real property. The remainder are secured by personal property or are unsecured. The typical original term on a Direct Loan is 15 months. In South Carolina and Tennessee, where there is no limit on the maximum interest rate the Company may charge on Direct Loans, the Company has a posted maximum rate of 69% per annum, which it may not exceed until the Company files a higher maximum rate with the state regulatory authorities. In North Carolina, the Company generally charges the maximum interest rates permitted by law for such loans, which range from 18% to 30% per annum, depending upon the amount financed. The Company currently does not make Direct Loans in Georgia or Virginia. The actual interest rate on a Direct Loan is set within statutory limits, if applicable, based upon the credit profile of the borrower, the type and value of any collateral and market conditions.

         The credit evaluation procedures employed by the Company in connection with Direct Loans are, with the exception of loans secured by real estate, similar to the credit evaluation procedures employed in connection with the purchase of Automobile Sales Contracts. The value of the collateral, if any, however, is a far less significant factor in the Company's credit evaluation of a Direct Loan. Instead, the Company places its primary emphasis on the ratio of the anticipated debt service to the borrower's disposable income. Direct Loans not secured by real estate are approved by office managers. If the loan is to be secured by real estate, the Company obtains an appraisal of the property, obtains a title opinion from an attorney and verifies filing of a mortgage or deed of trust before disbursement of funds to the borrower. The Company generally will not loan an amount in excess of 50% of the appraised value of the real estate or, in the case of a home equity loan, 50% of the borrower's equity in the property. All applications for Direct Loans secured by real estate must be approved by the Company's President or Executive Vice President.

         In connection with making Direct Loans, the Company also offers, as agent, credit life and credit accident and health insurance on terms and conditions similar to those on which it sells such credit insurance in conjunction with the purchase of Automobile Sales Contracts. On all Direct Loans that are secured by personal property other than a used car, the Company, in lieu of filing financing statements to perfect its security interest in the collateral, purchases non-filing insurance from an unaffiliated insurer. The Company charges its customers on such loans an amount approximately equal to the filing fees that would have been charged to the customer if the Company had filed financing statements to perfect its security interest, which amount is typically included in the amount of the loan. The Company uses such amount to pay premiums for non-filing insurance against losses resulting from failure to file. Under the Company's non-filing insurance arrangements, approximately 90% of the premiums paid are refunded to the Company on a quarterly basis and are netted against charge-offs for the period.

Servicing and Collection of Automobile Sales Contracts and Direct Loans

         The Company has a staff of experienced personnel to collect, account for, and post all payments received using a computerized management information system to track each borrower's account activity. The Company's computer system provides office personnel with access to all information contained in the customer's contract including the amount of the contract, maturity, interest rate, vehicle and reference information and payment history. Customer service personnel in each finance office also respond to borrower inquiries, investigate delinquencies and communicate with borrowers to obtain timely payments, monitor the insurance coverage of the automobile serving as collateral, and, when necessary, repossess financed automobiles.

         When an Automobile Sales Contract is purchased or a Direct Loan is made, the finance office personnel follow procedures that are designed to ensure that borrowers understand their obligations and the terms of the Automobile Sales Contract or Direct Loan. Particular emphasis is placed on the amount and due date of each payment, the Company's expectations regarding the timely receipt of payments and maintenance of insurance coverage, and the Company's delinquency and repossession policies. The Company provides payment coupon books to borrowers to remind them of their monthly payment obligations.

         Finance office personnel typically contact borrowers by telephone whose payments are not received within one or two days after the due date of a payment. A customer service representative in the office continues to contact the delinquent borrower by telephone and, in some instances by mail, until payment has been received. When a delinquent borrower brings his account current, the Company places special emphasis on getting assurances from the borrower that he or she will make the next payment on the due date. The Company believes that early and frequent contact with delinquent borrowers reinforces their recognition of their obligation and the Company's expectation for timely payment. The Company's policy for payment deferments is to permit no more than two in a twelve-month period on Direct Loans. Payment deferments on Automobile Sales Contracts are granted only upon review by the office manager of the Company's equity position and the borrower's needs.

         The Company's repossession policy on Automobile Sales Contracts and Direct Loans secured by automobiles is administered on a case-by-case basis. The Company's policy is to work with a delinquent borrower for a brief period to permit the customer to keep the car and continue making payments to the Company. However, should a borrower become seriously delinquent or should the office personnel determine the borrower is not dealing in good faith, the Company repossesses the borrower's car. In most instances, repossessions are handled by the Company's employees. Most automobiles are repossessed 30-45 days after the account initially becomes delinquent, although in some cases repossessions occur in less than 30 days. Repossessed vehicles are generally sold by independent dealers on a consignment basis for the Company or through wholesale automobile auctions. See "Management's Discussion and Analysis -- Credit Loss Experience."

Premium Finance

         The Company is engaged in the business of providing short-term financing of insurance premiums, primarily for personal lines of insurance such as automobile insurance purchased by Non-prime Borrowers, indirectly through independent insurance agents. Most agents who refer premium finance business to the Company are located in North Carolina, South Carolina, and Virginia and represent insurance companies that either have a rating of C+ or better from A.M. Best & Company or participate in state-guaranteed reinsurance facilities. A small amount of the Company's business involves financing premiums for commercial lines of insurance for small businesses, including property and casualty, business automobile, general liability, and workers' compensation. The Company also periodically makes bulk purchases of Premium Finance Contracts. A substantial amount of the Company's premium finance business is derived from customers of the 19 insurance offices owned by Thaxton Insurance.

         When an individual purchasing insurance through an agent with whom the Company has an established relationship is unable to pay the full amount of the premium, the agent will offer a Premium Finance Contract that allows the insured to make a down payment and finance the balance of the premium. Because the Company is able to cancel the insurance policy generally within a period of 23 to 28 days after the due date of a delinquent payment and receive a refund of the unearned portion of the premium, the creditworthiness of the insured is a less important factor than the size of the down payment and an efficient and effective system for servicing and collecting the portfolio of Premium Finance Contracts.

         The typical term of a Premium Finance Contract ranges from three to eight months depending primarily upon the term of the underlying insurance policy, which in most cases is six months but in some cases may be as long as 12 months. The required down payment ranges from 20% to 50% of the premium depending upon the state in which the insured resides, the term of the underlying insurance contract, the identity of the referring agency and the insured's financial circumstances. The smaller the down payment by the customer on a Premium Finance Contract (and the resulting higher original principal balance of the loan), the greater the Company's risk that the amount of the unearned premium at the time of a payment default will not be sufficient to cover the unpaid principal balance of the loan. Conversely, the higher the down payment (and the resulting lower original principal balance of the loan), the lower the Company's risk of loss in the event of a payment default. The Company allows a down payment of 20% only on Premium Finance Contracts for policies sold by certain "non-standard" insurance agencies operated by Thaxton Insurance in North Carolina. At December 31, 1996, such Premium Finance Contracts represented approximately $1.1 million, or 36%, of total Premium Finance Contracts outstanding. Because the original principal balance of such Premium Finance Contracts is larger than it would be if higher percentage down payments were required, the Company's risk of loss is increased.

         The Company generally imposes the maximum finance charges and late fees permitted by law for Premium Finance Contracts, which are subject to extensive regulation in the states where the Company engages in this business. All of the states in which the Company operates permit assessment of a fee of up to $15 on each Premium Finance Contract and a maximum interest rate of 12% per annum. After the Premium Finance Contract is originated, the Company sends the insured a payment coupon book to serve as a reminder of the payment due dates. Although most payments are received by mail, in some instances payments are made directly to the agent who wrote the underlying insurance contract and then forwarded to the Company. If a payment is not received by the sixth day after the due date, a late fee is added to the past due payment and a notice of intent to cancel the underlying insurance policy is mailed to the insured. If payment is not received by the 10th day after the notice of intent to cancel is mailed (the 15th day in South Carolina), the Company mails a notice of cancellation advising the insured that the Company will cancel the underlying insurance policy in seven days unless payment is received. If the insured fails to make payment by the seventh day, using a power of attorney provided by the insured at the time the insurance was purchased, the Company notifies the insurance company to cancel the underlying insurance policy. Upon receipt of this notice the insurance company remits to the Company the unearned portion of the premium, if any. The Company's procedures for providing notices to borrowers are set up to provide a parallel set of notices to the agent who wrote the underlying insurance policy.

Insurance Agency Operations

         With the acquisition of Thaxton Insurance in October 1996, the Company began selling on an agency basis various lines of automobile, property and casualty, life, and accident and health insurance. Thaxton Insurance does not assume any underwriting risk in connection with its insurance agency activities. All underwriting risk is assumed by the insurance companies represented by Thaxton Insurance. Thaxton Insurance is paid a commission by the insurance company for which business is placed. On some policies, Thaxton Insurance is eligible for additional commission payments (profit sharing) if the loss experience on the business falls below specified levels. At December 31, 1996, Thaxton Insurance had approximately 28,500 insurance customers.

Competition

         The non-prime consumer credit market for used automobile finance and personal loans is highly competitive and fragmented. Historically, commercial banks, savings and loans, credit unions, financing arms of automobile manufacturers and other lenders providing traditional consumer financing have not consistently served the non-prime segment of the consumer finance market. Recently, however, several large bank holding companies have acquired used automobile finance companies in an effort to recapture some of the customers their bank subsidiaries have rejected on the basis of their rigid credit scoring systems. The Company faces increasing competition from a number of companies providing similar financing to individuals that cannot qualify for traditional financing. These include a number of well-capitalized public companies which have only recently entered the business of purchasing Automobile Sales Contracts and are seeking to rapidly expand their business. Management believes that currently its primary competitor is TransSouth Financial Corporation, a financial services company, which operates in most of the markets where the Company operates. The Company also competes with numerous small, regional consumer finance companies. Many of these competitors or potential competitors, including TransSouth Financial Corporation, have significantly greater resources than the Company and have pre-existing relationships with established networks of dealers. To the extent that any of such lenders significantly expand their activities in the markets where the Company operates or plans to operate, the Company could be materially adversely effected. The basis on which the Company competes with others in used car financing is primarily the price paid for Automobile Sales Contracts, which is a function of the amount of the dealer reserve, and the reliability of service to participating dealers. The basis on which the Company competes with others in making Direct Loans is the interest rate charged and customer service.

         The size of the Company's average Automobile Sales Contract is considerably smaller than that of many other companies engaged in purchasing Automobile Sales Contracts. The Company believes this is due in large part to the fact that most of the Company's competitors are seeking to do business primarily with franchised dealers selling late-model, lower mileage used automobiles for significantly higher prices than the automobiles offered for sale by the independent dealers with which the Company has relationships, which tend to be somewhat older, higher mileage vehicles. Because the costs of servicing and collecting a portfolio of finance receivables increases with the number of accounts included in the portfolio, management believes that many apparent potential competitors will choose not to do business with the type of dealer targeted by the Company.

         The premium finance business, particularly for personal lines of insurance, also is highly fragmented and competitive. Because interest rates are highly regulated, competition is primarily on the basis of customer service, response time, and the required amount of down payment. There are numerous independent finance companies specializing in premium finance for personal lines of insurance. In addition, many independent insurance agencies finance premiums for their customers either directly or through an affiliate. Some bank holding companies have subsidiaries that finance premiums on insurance sold by other subsidiaries of the holding company as well as by independent agents.

         Competition among independent insurance agencies is intense. There are numerous other independent agencies in most of the markets where the Company's insurance offices are located. There are also direct agents for various insurance companies located in some of the Company's markets. The Company competes primarily on the basis of service and convenience. The Company attempts to develop and maintain long-term customer relationships through low employee turnover and responsive service representatives and offers virtually all types of insurance products.

         The origination of residential mortgages for Non-prime Borrowers is highly competitive and the number of companies engaged in the business is increasing rapidly. The Company has only recently begun originating residential mortgages and currently expects to compete mainly on the basis of the service that it provides to customers in markets where it already has a presence with its finance and insurance offices.

Regulation

         Consumer finance companies are subject to extensive supervision and regulation under state and federal statutes and regulations. Depending upon the nature of the transactions entered into by the consumer finance company and the states in which it does business, governmental statutes and regulations may require the lender to obtain licenses and meet specified minimum qualifications, limit the interest rates, fees and other charges for which the borrower may be assessed, limit or prescribe certain other terms and conditions of the financing, govern the sale and terms of related insurance products, and define and limit the right to repossess and sell collateral.

         The relevant federal statutes include the Truth In Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Real Estate Settlement Procedures Act ("RESPA"). These statutes generally are enforced against consumer finance companies by the Federal Trade Commission and are supplemented by regulations promulgated by this and other federal agencies. In general, these laws require the Company to provide certain disclosures to prospective borrowers, prohibit misleading advertising, protect against discriminatory lending practices, and prohibit unfair credit practices. Among the principal disclosure items under the Truth In Lending Act are the terms of repayment, the final maturity, the total finance charge, and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age, or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires the Company to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer credit reporting agency. Regulations promulgated by the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer loan and provide for the preservation of the consumer's claims and defenses when a consumer obligation such as an Automobile Sales

Contract is assigned to a subsequent holder. RESPA imposes specific disclosure requirements, escrow account and borrower inquiry procedures, and kickback and referral fee prohibitions upon lenders whose portfolio of receivables secured by first or second liens on residential real property exceeds a specified dollar amount.

         The Company presently purchases Automobile Sales Contracts in Georgia, North Carolina, South Carolina, Tennessee, and Virginia, originates Direct Loans in South Carolina, North Carolina and Tennessee, and originates Premium Finance Loans in North Carolina, South Carolina, and Virginia. Interest rates on Premium Finance Contracts are subject to statutory ceilings in all three states. See "Premium Finance." Interest rates on Automobile Sales Contracts are subject to statutory ceilings only in North Carolina. See "Automobile Sales Contract Purchases -- Origination of Automobile Sales Contracts." Direct Loans are subject to statutory ceilings only in North Carolina and Tennessee. See "Direct Loans Program." Each state regulates other aspects of the Company's business, such as charges for insurance, forms of collateral, application of payments, default charges, repossession, and disclosure matters, in varying degrees. Such regulations may require the licensing of the Company or one or more of its finance offices. The Company's finance offices also may be subject to periodic examination by the division of state government charged with enforcing consumer finance statutes and regulations. In some instances, state statutes and regulations impose more stringent disclosure and antidiscriminatory provisions than comparable federal provisions and may impose specific statutory liabilities upon and create causes of action against creditors who fail to comply with such provisions.

         The Company also is subject to state statutes and regulations governing insurance agents in connection with sales of credit and other insurance. These provisions may require that officers and employees involved in the sale of insurance products be licensed, govern the commissions that may be paid to agents in connection with the sale of credit insurance, and limit the premium amount charged for insurance.

         Management believes the Company operates in substantial compliance with all applicable statutes and regulations relevant to its consumer finance and insurance agency activities and that Automobile Sales Contracts purchased individually or in bulk have been originated in compliance with these provisions. Violations of the provisions described above may result in private actions for damages, claims for refunds of payments made, certain fines and penalties, injunctions against prohibited practices, the potential forfeiture of rights to repayment of loans, and the revocation of licenses granted by state regulatory authorities. Adverse changes in the statutes and regulations to which the Company's business is subject, or in the enforcement or interpretation thereof, could have a material adverse effect on the Company's business. Moreover, a reduction in the existing statutory maximum rates or the imposition of maximum rates below those presently charged by the Company in unregulated jurisdictions would directly impair the Company's profitability.

Employees

         As of September 30, 1997, the Company employed 242 persons, none of whom was covered by a collective bargaining agreement. Of that total, 35 were located in the Company's headquarters in Lancaster, South Carolina and 207 were located in the Company's other offices. Management generally considers its relationships with its employees to be good.

Property

         The Company's executive offices are located in Lancaster, South Carolina in a leased office facility of approximately 12,000 square feet. The lease expires in September 1999, but includes an option to renew for an additional five-year term. The Company leases the facilities, in some instances from affiliates, in which its branch offices are located. These offices range in size from approximately 800 square feet to 2,200 square feet under leases expiring from December 1997 to August 2004, most of which include renewal options for periods ranging from two to five years. The monthly rental rates for such offices range from $300 to $5,100 per month. Since most of the Company's business with dealers is conducted by facsimile machine and telephone, management does not believe that the particular locations of its finance offices are critical to its business of purchasing Automobile Sales Contracts or its premium finance operations. Location is somewhat more important for the Company's Direct Loan and insurance agency operations. However, other satisfactory locations are generally available for lease at comparable rates and for comparable terms in each market served by the Company.

Legal Proceedings

         The Company presently is not a party to any legal proceedings nor is management aware of any material threatened litigation against the Company.


                                   MANAGEMENT

Directors and Executive Officers

         The Company's directors and executive officers and their ages as of November 30, 1997 were as follows:


           Name                                       Age          Position
           James D. Thaxton.........................  51           Chairman of the Board,  President  and Chief
                                                                   Executive Officer

           Robert L. Wilson.........................  57           Executive Vice  President,  Chief  Operating
                                                                   Officer and Director

           Kenneth H. James.........................  44           Vice  President,  Chief  Financial  Officer,
                                                                   Treasurer, Secretary and Director

           C.L. Thaxton, Sr.........................  74           Director

           Jack W. Robinson*........................  67           Director

           Perry L. Mungo*..........................  60           Director


*Denotes members of Audit and Compensation Committees.

     James D. Thaxton has served as Chairman of the Board, President and Chief Executive Officer of the Company since it was founded. Prior to joining the Company, Mr. Thaxton was an insurance agent at C.L. Frates & Company in Oklahoma City, Oklahoma from 1974 to 1976. From 1972 to 1973, he was employed as an underwriter by United States Fidelity and Guaranty. James D. Thaxton is the son of C.L. Thaxton, Sr.

         Robert L. Wilson joined the Company in January 1991 and has served since July 1991, as its Executive Vice President, Chief Operating Officer and a director. From October 1988 until July 1990, Mr. Wilson served as

Operations Manager of MANH - Financial Services Corp. For more than 25 years prior thereto, Mr. Wilson served in various positions with American Credit Corporation and its successor, Barclays American Corporation, including as Southeastern Regional Manager and Executive Vice President of Barclays American Credit Division.

         Kenneth H. James joined the Company in August 1995. Prior thereto, he was employed by General Electric Capital Mortgage Corporation since 1980, holding the positions of First Vice President and Comptroller of the Mortgage Insurance group. From 1979 to 1980 Mr. James was employed by the North Carolina Department of Insurance as an Insurance Company Examiner. From 1975 to 1979 Mr. James was employed by FCX, Inc., holding the positions of Assistant Controller, Tax Manager and Internal Auditor.

     C.L. Thaxton, Sr. has served on the Board of Directors of the Company since it was founded. Mr. Thaxton is a director of Thaxton Insurance, which he founded in 1950 and is the manager of its Pageland office. Mr. Thaxton is the father of James D. Thaxton.

         Jack W. Robinson, who became a director in August 1995, is the President, Chief Executive Officer and principal owner of MMC Holding, Inc., which through its principal subsidiary is engaged in mica mining.

         Perry L. Mungo, who became a director in August 1995, is the President, Chief Executive Officer and principal owner of P.F. & P.L. Mungo, Inc., a privately-owned industrial and commercial construction company.

         All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. The Company's executive officers are appointed by and serve at the discretion of the Board of Directors.

         The Board of Directors has established a Compensation Committee which makes recommendations concerning salaries and incentive compensation for executive officers and other employees of the Company and administers the Company's stock plans. The Board has also established an Audit Committee, which recommends to the Board of Directors the selection of the Company's independent auditors and reviews the results and scope of the audit and other services provided by the independent auditors. Messrs. Robinson and Mungo are the members of the Compensation and Audit Committees. Directors do not receive any compensation from the Company for their service as members of the Board of Directors. All directors are reimbursed for reasonable expenses incurred by them in attending Board and Board committee meetings.

Executive Compensation

         The table below shows the compensation paid or accrued by the Company, for the year ended December 31, 1996, to or for the account of the Chief Executive Officer and its only other executive officer whose total salary and bonus exceeded $100,000 during 1996 (the "Named Executive Officers").



                           SUMMARY COMPENSATION TABLE
                                                                                           Long-Term
                                                    Annual Compensation                   Compensation
                                                                                        -----------------
                                           ---------- -- ------------ --- ----------
                                                                                           Restricted
                                             Year          Salary           Bonus            Stock
       Name and Principal Position            ($)            ($)             ($)           Award ($)
       --------------------------------    ----------    ------------     ----------    -----------------
       James D. Thaxton,                     1996             83,908         66,037           ---
           President and Chief               1995             74,513         10,100           ---
           Executive Officer

       Robert L. Wilson,                     1996            130,507        127,747           ---
            Executive Vice President         1995            123,076         32,985           900,000(1)
       ---------------

    (1) On December 29, 1995, Mr. Wilson was awarded 100,000 shares of restricted Common Stock. Subject to his continued employment by the Company, the award will vest in ten annual installments which commenced on the date of the grant. At December 31, 1996, 80,000 shares of the award remained subject to restriction and, notwithstanding such restriction, had a market value of approximately $880,000 on that date. Mr. Wilson is entitled to vote and receive dividends on the restricted shares. On September 30, 1997, Mr. Wilson agreed to permanently forfeit the shares scheduled to vest on December 29, 1997.

                      PRINCIPAL AND MANAGEMENT SHAREHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Common Stock at November 30, 1997 by: (i) the only person who is the beneficial owner of more than five percent of the outstanding common stock; (ii) each director; and (iii) directors and officers of the Company as a group.

                                    Number of Shares and      Percentage of Common
 Name of Beneficial Owner     Nature of Beneficial Ownership  Stock Outstanding
 ---------------------------  ------------------------------  ---------------------
 James D. Thaxton                    3, 248,000  (2)                 83.0%
 Robert L. Wilson                        90,000                       2.3
 Kenneth H. James                         1,111                       *
 C. L. Thaxton, Sr.                      55,555   (3)                 1.4
 Jack W. Robinson                       113,403   (4)                 2.9
 Perry L. Mungo                          29,000                       *
 Directors and officers
 as a group(6)                        3,537,069                      90.4
---------------

(1) An asterisk (*) indicates less than one percent.
(2) Includes 1,112,828 shares held by a family limited partnership as to which Mr. Thaxton shares voting and investment power.
(3) Includes 37,222 shares held of record by Mr. Thaxton's spouse, Katherine D. Thaxton, as to which Mr. Thaxton shares voting and investment power.
(4) Includes 4,400 shares held of record by Mr. Robinson's spouse, Kathryn H. Robinson, as to which Mr. Robinson shares voting and investment power.

                                     CERTAIN TRANSACTIONS

Issuance of Series B Preferred Stock

         The Company entered into an agreement with Jack W. Robinson and certain of his affiliates pursuant to which they will exchange 27,076 shares of Common Stock for an equal number of shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The terms of the Series B Preferred Stock are identical to the Series A Preferred Stock except that dividends thereon are payable, at the Company's option, in additional shares of Series B Preferred Stock. See "Description of Capital Stock -- Preferred Stock."

Acquisition of Thaxton Insurance

         On October 31, 1996, the Company acquired Thaxton Insurance by exchanging 300,000 shares of Common Stock for all of the outstanding capital stock of Thaxton Insurance. At the time of the acquisition, Thaxton Insurance operated 18 insurance offices in North and South Carolina. The number of shares issued in the transaction was determined based upon a multiple of gross commissions collected by Thaxton Insurance during the twelve-month period ended December 31, 1995, which were approximately $3.7 million, and the market value of the Company's shares issued in this transaction, taking into account the transferability restrictions applicable thereto. The capital stock of Thaxton Insurance was acquired from James D. Thaxton, William H. Thaxton, and Calvin L. Thaxton, Jr. James D. Thaxton is an executive officer, a director, and the majority shareholder of the Company. William H. Thaxton and Calvin L. Thaxton, Jr. are James D. Thaxton's brothers and all three are sons of Calvin L. Thaxton, Sr., a director of the Company.

Conversion and Repayment of Subordinated Debt

         Concurrent with the closing of the Company's initial public offering of Common Stock on December 29, 1995, $1.0 million of subordinated debt held by affiliates of the Company was converted into 111,111 shares of Common Stock. Of that number, 55,556, 18,333 and 37,222 shares were issued to Thaxton Insurance,
C. L. Thaxton, Sr., and Katherine D. Thaxton, respectively. James D. Thaxton owned a one-third interest in Thaxton Insurance at the time of the conversion.
C. L. Thaxton, Sr. is a director of the Company and Katherine D. Thaxton is his spouse. The Company also repaid $1.0 million of subordinated debt to Thaxton Insurance on that date. The subordinated debt converted into Common Stock represented notes payable that were to mature in August 1997 and April 1998. The notes paid interest at an annual rate of ten percent, or the prime rate of a specified bank plus one percent, whichever amount was greater.

                                  LEGAL MATTERS

         The validity of the Securities offered hereby will be passed upon for the Company by Moore & Van Allen, PLLC, Charlotte, North Carolina.

                                     EXPERTS

        The consolidated financial statements of The Thaxton Group, Inc. as of December 31, 1995 and 1996 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION


         The Securities will be sold by officers and employees of the Company and certain of its finance and insurance subsidiaries in reliance upon Rule 3a4-1 under the Securities Exchange Act of 1934 ("Rule 3a4-1"). Persons associated with the Company and its affiliates who participate in the offering of the Securities will limit their participation to activities permitted under Rule 3a4-1 and no commissions or other direct or indirect compensation will be paid to such persons in connection with the sale of the Securities. In addition, a limited amount of the Securities may be sold by Maxwell Investments, Inc. ("Maxwell Investments"), a member of the National Association of Securities Dealers, Inc., as a selling agent. James T. Garrett, Jr., an officer of a mortgage lending subsidiary of the Company, is also a registered representative with Maxwell Investments and is expected to be the only person associated with Maxwell Investments that may participate in the offering and sale of Securities on behalf of that firm. No commissions or other direct or indirect compensation will be paid to Maxwell Investments in connection with the sale of the Securities. Rule 3a4-1 is not applicable to Maxwell Investment's participation in the offering or any sales of the Securities by Mr. Garrett on behalf of that firm. The offering will commence immediately, will be continuous in nature and is expected to continue for up to two years from the date of this Prospectus.


         The Securities may be marketed by the Company through the use of newspaper advertisements, mailings of this Prospectus to the Company's insurance and selected consumer finance customers, signs in the offices of the Company and its finance and insurance subsidiaries and by providing copies of this Prospectus to potential purchasers who inquire about purchasing the Securities. The Securities will not be marketed by officers, directors or employees of the Company and its finance and insurance subsidiaries by telephone or other oral solicitation.


         Daily Notes will not be offered or sold in South Carolina.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
The Thaxton Group, Inc.

Independent auditors' report..............................................   F-2
Consolidated balance sheets as of December 31,
  1995 and 1996 and September 30, 1997 (unaudited)........................   F-3
Consolidated statements of income for the
  years ended December 31, 1995 and 1996
  and the nine months ended September 30, 1996 and
  1997 (unaudited)........................................................   F-4
Consolidated statements of stockholders' equity
  for the years ended December 31, 1995
  and 1996 and the nine months ended September 30,
  1996 and 1997 (unaudited)...............................................   F-5
Consolidated statements of cash flows for the
  years ended December 31, 1995 and 1996
  and the nine months ended September 30, 1996 and 1997
  (unaudited).............................................................   F-6
Notes to consolidated financial statements................................   F-7

                          Independent Auditors' Report


The Board of Directors
The Thaxton Group, Inc.

We have audited the accompanying consolidated balance sheets of The Thaxton Group, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Thaxton Group, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


Greenville, South Carolina
March 14, 1997                                             KPMG Peat Marwick LLP

                             THE THAXTON GROUP, INC.
                           Consolidated Balance Sheets
                December 31, 1995 and 1996 and September 30, 1997


                                                             December 31,
                                                  ---------------------------------        September 30,
                                                       1995             1996                   1997
                                                  ---------------- ----------------     --------------------
                                                                                           (unaudited)
         Assets
         ------
Cash                                               $  3,214,977      $    421,465            $    683,522
Finance receivables, net                             36,293,502        46,546,087              52,174,806
Premises and equipment, net                           1,184,844         1,947,210               2,003,245
Accounts receivable                                   1,371,313         1,269,384               2,461,565
Repossessed automobiles                                 500,300         1,166,495                 877,603
Goodwill and other intangible assets                  2,989,217         3,463,814               4,128,432
Other assets                                          1,205,333         1,867,112               1,770,595
                                                    -----------       -----------             -----------
         Total assets                               $46,759,486       $56,681,567             $64,099,768
                                                    -----------       -----------             -----------


    Liabilities and Stockholders' Equity
    ------------------------------------

Accrued interest payable                          $      408,854    $     387,237            $    416,374
Notes payable                                        36,898,376        46,345,883              53,066,540
Notes payable to affiliates                             401,277           743,621               1,022,879
Accounts payable                                      1,583,880         1,350,306               1,240,901
Employee savings plan                                   818,115         1,098,457               1,382,679
Other liabilities                                       333,040           384,758                 891,451
                                                     ----------        ----------              ----------
    Total liabilities                                40,443,542        50,310,262              58,020,824
                                                     ----------        ----------              ----------

Preferred Stock, $1.00 par value,
    5,000,000 shares authorized,
    340,000 shares outstanding in 1995,
    no shares outstanding in 1996 and 1997              340,000                 -                       -
Common stock, $ .01 par value; authorized
    50,000,000 shares, issued and outstanding
    3,938,284 shares in 1995, 3,932,178 shares in
    1996 and 3,911,682 shares in 1997                    39,383            39,322                  39,117
Additional paid-in-capital                            3,563,681         3,504,027               3,339,677
Deferred stock award                                   (810,000)         (720,000)               (665,000)
Unrealized loss on marketable securities                 (6,392)                -                       -
Retained earnings                                     3,189,272         3,547,956               3,365,150
                                                      ---------         ---------               ---------

    Total stockholders' equity                        6,315,944         6,371,305               6,078,944
                                                      ---------         ---------               ---------

    Total liabilities and stockholders' equity     $ 46,759,486      $ 56,681,567            $ 64,099,768
                                                   ============      ============            ============

See accompanying notes to consolidated financial statements.

                             THE THAXTON GROUP, INC.
                        Consolidated Statements of Income
                   Years Ended December 31, 1995 and 1996 and
                  Nine Months Ended September 30, 1996 and 1997

                                               Years Ended December 31,              Nine Months Ended September 30,
                                          ------------------------------------     -------------------------------------
                                               1995                 1996               1996                 1997
                                          ----------------     ---------------     --------------     ------------------
                                                                                    (unaudited)          (unaudited)
Interest and fee income                        $9,182,149         $13,528,881        $10,104,327            $11,837,182
Interest expense                                2,985,056           4,209,763          3,046,164              3,706,770
                                               ----------         -----------        -----------            -----------

       Net interest income                      6,197,093           9,319,118          7,058,163              8,130,412

Provision for credit losses                       890,337           3,593,399          1,423,355              3,885,424
                                               ----------         -----------        -----------            -----------

       Net interest income after
         provision for credit losses            5,306,756           5,725,719          5,634,808              4,244,988

Other income:
       Insurance premiums and
         commissions, net                       4,617,651           5,893,606          4,158,173              3,961,939
       Other income                               579,599             985,763            795,598                843,797
                                               ----------         -----------        -----------            -----------
       Total other income                       5,197,250           6,879,369          4,953,771              4,805,736

Operating expenses:
       Compensation and employee
         benefits                               4,659,148           5,602,895          4,203,585              4,538,859
       Telephone, postage, and supplies
                                                  987,229           1,126,599            823,545              1,056,751
       Net occupancy                            1,071,612           1,228,414            919,806              1,113,405
       Reinsurance claims expense                 310,231             516,194            371,851                276,950
       Insurance                                  120,979             193,670            141,063                211,148
       Collection expense                          42,233              63,797             45,313                 65,468
       Travel                                     115,442             158,513            100,268                103,681
       Professional fees                          162,897             175,821            111,517                166,188
       Other                                    1,297,470           2,908,377          1,942,519              1,813,122
                                               ----------         -----------        -----------            -----------

       Total operating expenses                 8,767,241          11,974,280          8,659,467              9,345,572
                                               ----------         -----------        -----------            -----------

       Income before income tax                 1,736,765             630,808          1,929,112              (294,848)
           expense
Income tax expense (benefit)                      664,167             246,624            727,715              (112,042)
                                               ----------         -----------        -----------            -----------

       Net income (loss)                       $1,072,598        $    384,184         $1,201,397          $   (182,806)
                                               ==========        ============         ==========          =============

       Dividends on preferred stock          $     60,000       $      25,500         $   25,500              -
                                             ============       =============         ==========          =============

       Net income (loss) applicable to
       common shareholders                     $1,012,598        $    358,684         $1,175,897          $   (182,806)
                                               ==========        ============         ==========          =============

       Net income (loss) per common
       share                                $        0.31         $     0.09        $        .30      $           (.05)
                                            =============         ===========       ============      =================

Weighted average shares
       outstanding                              3,312,559           3,830,472          3,938,236              3,925,973
                                            =============         ===========       ============      =================

See accompanying notes to consolidated financial statements.

                             THE THAXTON GROUP, INC.
                 Consolidated Statements of Stockholders' Equity
                   Years Ended December 31, 1995 and 1996 and
                Nine Months Ended September 30, 1997 (Unaudited)


                                                                                           Unrealized
                                                            Additional      Deferred         gain on                       Total
                               Common        Preferred       Paid-in-         Stock        Marketable      Retained    Stockholders'
                               Stock           Stock         Capital          Award        Securities      Earnings        Equity
                             -----------    ------------   -------------   ------------    ------------  -------------  ------------

Thaxton Group, Inc.          $  31,480      $   700,000    $    64,720     $        -      $             $ 1,877,988    $ 2,674,188
Thaxton Insurance Group,           400          748,332           -               -                        (463,315)       288,488
    Inc.                                                                                   3,071
                             -----------    ------------   -------------   ------------    ------------  -------------  ------------
Balance at December 31, 1994    31,880        1,448,332         64,720            -                       1,414,673      2,962,676
                                                                                           3,071
Pooling adjustments              2,600         (658,332)      (356,269)              -               -                    (250,000)
                                                                                                         762,001
                             -----------    ------------   -------------   ------------    ------------  -------------  ------------
Restated Balance December
    31, 1994                    34,480          790,000       (291,549)              -                    2,176,674      2,712,676
                                                                                           3,071
Issued 334,724 shares of
    common stock in public       3,348                -      2,456,785            -                  -             -     2,460,133
    offering
Dividends paid on preferred
    stock ($.025)                      -              -              -               -               -       (60,000)      (60,000)
Conversion of 450,000
    shares of preferred
    stock to $450,000 of               -       (450,000)             -               -               -             -      (450,000)
    subordinated debt
Issuance of 100,00 shares
    as a restricted stock        1,000                -        899,000        (900,000)              -             -              -
    award
Vesting of 10,000 shares of
   stock award                         -              -              -          90,000               -             -        90,000
Conversion of $500,000
   subordinated debt into
   55,556 shares of stock           555               -        499,445               -               -             -       500,000
Unrealized loss on
   marketable securities               -              -              -               -          (9,463)            -        (9,463)
Net income                          -              -              -               -                  -    1,072,598      1,072,598
                             -----------    ------------   -------------   ------------    ------------  -------------  ------------
Balance at December 31, 1995    39,383          340,000      3,563,681        (810,000)        (6,392)    3,189,272      6,315,944
Employee stock grant                17                -         16,828               -               -             -        16,845
Purchase and retirement of
   7,786 shares of stock           (78)               -        (76,482)              -               -             -       (76,560)
Conversion of 340,000
   shares of preferred
   stock to $340,000 of                -       (340,000)             -               -               -            -       (340,000)
   subordinated debt
Dividends on preferred stock           -              -              -               -               -      (25,500)       (25,500)
Vesting of 10,000 shares of
   stock award                         -              -              -          90,000               -             -        90,000
Unrealized gain on
   marketable securities               -              -              -               -           6,392             -         6,392

Net income                            -            -              -               -               -         384,184        384,184
                             -----------    ------------   -------------   ------------    ------------  -------------  ------------
Balance at December 31, 1996    39,322             -         3,504,027        (720,000)                   3,547,956      6,371,305

Purchase and retirement of
   13,300 shares of stock         (133)            -          (137,850)           -               -             -         (137,983)
Issuance of 2,007  shares
   of restricted stock              20             -            22,057            -               -             -           22,077
Issuances of 797 shares of
   stock under Employee
   stock purchase plan               8             -             6,343            -               -             -            6,351
Forfeiture of deferred            (100)            -           (54,900)         55,000            -             -             -
   stock award
Net loss                            -              -              -               -                        (182,806)      (182,806)
                             ===========    ============   =============   ============    ============  =============  ============
Balance at September 30,        39,117             -          3,339,677      (665,000)            -         3,365,150    6,078,944
1997                         ===========    ============   =============   ============    ============  =============  ============

See accompanying notes to consolidated financial statements.

                             THE THAXTON GROUP, INC.
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 1995 and 1996
          and Nine Months Ended September 30, 1996 and 1997 (Unaudited)

                                                       December 31,                       September 30,
                                              -------------------------------    --------------------------------
                                                                                     1996              1997
                                                   1995             1996         (unaudited)        (unaudited)
                                              ---------------    ------------    -------------     --------------
Cash flows from operating activities:
  Net income                                  $1,072,598         $  384,184      $ 1,201,397        ($ 182,806)
  Adjustments to reconcile net income to
      net cash provided by operating
      activities:
       Provision for credit losses               890,337          3,593,399       1,423,355          3,885,424
       Depreciation and amortization             608,929            756,791         543,242            698,719
       Deferred taxes                            (93,868)           (26,715)             -             ---
       Vesting of stock awards                    90,000             90,000          67,500            ---
       Compensatory grant of stock to
         employees                                  ---              16,845          16,845             28,428
       Unrealized (gain) loss on
         marketable securities                    (9,462)             6,392           6,392            ---
       (Gain) loss on sale of premises
          and equipment                          (12,325)           (25,301)        (32,372)           (22,190)
       Gain on sale of investment                (75,957)            ---              ---              (10,859)
       Increase (decrease) in other              528,629         (2,026,919)     (1,696,074)          (820,394)
          asset
       Increase (decrease) in accrued
          interest                             1,396,601             76,869        (346,304)           710,647
                                              ----------         ----------      -----------       -----------
          payable and other liabilities
       Net cash provided by operating          4,395,481          2,845,545       1,183,981          4,286,969
          activities                          ----------         ----------      ----------        -----------

Cash flow from investing activities:
       Net increase in finance receivables    (20,195,250)       (13,845,854)    (12,124,568)       (9,514,143)
       Capital expenditures for premises
           and equipment                        (628,435)        (1,295,387)       (614,094)          (588,942)
       Proceeds from sale of premises and
        equipment                                 17,200             79,907          23,440             25,750
       Proceeds from the sale of                 283,698             ---              ---               24,481
          investments
       Acquisitions, net of acquired
          cash equivalents                    (1,336,338)          (752,973)       (638,941)          (833,990)
       Purchase of securities                   (1,333,942)         (68,843)        (14,739)           ---
       Notes receivable (affiliate)             (810,907)           896,302       1,264,815            ---
                                              -----------        ----------      ----------
       Net cash used by investing
        activities                            (24,003,974)       (14,986,848)     (12,104,087)     (10,886,844)
                                              ------------       ------------     ------------     ------------
Cash flows from financing activities:
       Proceeds from the issuance of
          common stock                         2,460,133             ---              ---              ---
        Repurchase of common stock                   ---             (76,560)        (47,030)          (137,983)
       Dividends paid                            (60,000)           (25,500)        (25,500)           ---
       Proceeds from issuance of notes        20,002,676          9,449,851       8,033,645          6,999,915
          payable                             ----------         ----------      ----------          ---------
       Net cash provided by financing         22,402,809          9,347,791       7,961,115          6,861,932
          activities                          ----------         ----------      ----------          ---------
Net increase (decrease) in cash                2,794,316         (2,793,512)     (2,958,991)           262,057
Cash at beginning of period                      420,661          3,214,977        3,214,977           421,465
                                              ----------         ----------      -----------       -----------
Cash at end of period                         $3,214,977         $  421,465      $   255,986         $ 683,522
                                              ==========         ==========      ===========         =========

Supplemental disclosures of cash flow
   information: Cash paid during the
   period for:
       Interest                               $2,813,715         $3,805,229      $3,043,825         $3,592,790
       Income taxes                              844,658            554,651           504,573           27,843
                                              ==========         ==========      ============       ==========
Noncash financing activities:
       Conversion of preferred stock to
         notes payable                           450,000            340,000           ---              ---
       Conversion of subordinated debt to
         common stock                            500,000                ---           ---              ---
                                              ==========         ===========     =============     =============

See accompanying notes to consolidated financial statements.

                             THE THAXTON GROUP, INC.
                   Notes to Consolidated Financial Statements
                         December 31, 1995 and 1996 and
                     September 30, 1996 and 1997 (Unaudited)

Note 1 - Summary of Significant Accounting Policies

         The Thaxton Group, Inc. (the "Company") is incorporated under the laws of the state of South Carolina and operates branches in South Carolina, North Carolina, Georgia, Virginia and Tennessee. The Company is a diversified consumer finance company that is engaged primarily in purchasing and servicing retail installment contracts purchased from independent used car dealers and making and servicing personal loans to borrowers with limited credit histories, low incomes or past credit problems. The Company also offers insurance premium financing to such borrowers. A substantial amount of the Company's premium finance business has been derived from customers of the independent insurance agencies owned by Thaxton Insurance Group, Inc. ("Thaxton Insurance"), which was acquired by the Company in 1996. The Company provides reinsurance through a wholly-owned subsidiary, TICO Reinsurance, Ltd. ("TRL"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         Prior year consolidated financial statements have been restated to include the balances of companies combined and accounted for as poolings-of-interests as discussed in Note 2. Certain amounts for 1995 have been reclassified to conform to the 1996 presentation. These reclassifications have no effect on shareholders' equity or net income as previously reported.

         The following is a description of the more significant accounting and reporting policies which the Company follows in preparing and presenting its financial statements.

         (a)  Interest and Fee Income

         Interest income from finance receivables is recognized using the interest (actuarial) method on an accrual basis. Accrual of income on finance receivables continues until the receivable is either paid off in full or is charged off. Fee income consists primarily of late fees which are credited to income when they become due from borrowers. For receivables which are renewed, interest income is recognized using a method similar to the interest method.

         (b)  Allowance for Credit Losses

         Additions to the allowance for credit losses are based on management's evaluation of the finance receivables portfolio considering current economic conditions, overall portfolio quality, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating credit losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible or six months has elapsed since the date of the last payment, whichever occurs first. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

         (c)  Non-file Insurance

         Non-file insurance is written in lieu of recording and perfecting the Company's security interest in the assets pledged to secure certain loans. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and are remitted directly to an unaffiliated insurance company. Certain losses related to such loans, which are not recoverable through life, accident and health, or property insurance claims, are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for credit losses.

         (d)  Premises and Equipment

         Premises and equipment are reported at cost less accumulated depreciation which is computed using the straight-line method for financial reporting and accelerated methods for tax purposes. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

         (e)  Insurance

         The Company remits a portion of credit life, accident and health, property and auto insurance premiums written in connection with certain loans to an unaffiliated insurance company at the time of origination. Any portion of the premiums remitted to this insurance company which are not required to cover their administrative fees or to pay reinsurance claims expense are returned to the Company through its reinsurance subsidiary, TRL, and are included in insurance premiums and commissions in the accompanying consolidated statements of income. Unearned insurance commissions are accreted to income over the life of the related insurance contracts using a method similar to that used for the recognition of finance charges.

         Insurance commissions earned by Thaxton Insurance are recognized as services are performed in accordance with Thaxton Insurance's contractual obligations with the underwriters, but not before protection is placed with insurers.

         (f)  Employee Savings Plan

         The Company offers a payroll deduction savings plan to all its employees. The Company pays interest monthly at an annual rate of 10% on the prior month's ending balance. Employees may withdraw savings on demand.

         (g)  Income Taxes

         The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109), requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (h)  Earnings Per Share

         Earnings per share is calculated using the weighted average shares outstanding of 3,312,559 and 3,830,472 for 1995 and 1996, respectively. Such share amounts have been adjusted for the 10,025.48 for one stock split declared by the board of directors on September 8, 1995. All share and per share data have been retroactively adjusted for the stock split. The effect of common stock equivalent shares applicable to stock option plans has not been included in the calculation of net income per share because such effect is not materially dilutive.

         (i)  Intangible Assets

         Intangible assets include goodwill, expiration lists, and covenants not to compete related to the purchase of insurance agencies. Goodwill represents the excess of the cost of insurance agencies over the fair value of its assets at the date of acquisition. Goodwill is amortized on a straight-line basis over a fifteen to twenty year period. The expiration lists are amortized over their estimated useful life of twenty years on a straight-line basis . Covenants not to compete are amortized according to the purchase contract over five to six years on a straight-line basis. Intangible assets also include the premium paid to acquire Eagle Premium Finance, which is being amortized on a straight-line basis over ten years. Recoverability of recorded intangibles is evaluated by using undiscounted cash flows.

         (j)  Stock Options

         Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income or the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to the financial statements if the Company continues to use the intrinsic value method in accordance with APB 25. The Company will continue such accounting under the provisions of APB 25.

         (k)  Fair Value of Financial Instruments

         All financial assets of the Company are short term in nature and all liabilities are substantially at variable rates of interest. As such, the carrying values of these financial assets and liabilities approximate their fair value.

         (l)  Repossessed Assets

         Repossessed assets are recorded at their estimated fair value less costs to dispose. Any difference between the loan balance and the fair value of the collateral on the date of repossession is charged to the allowance for credit losses.

         (m)  Unaudited Interim Financial Information

         Information with respect to September 30, 1996 and 1997, and the periods then ended, have not been audited by the Company's independent auditors, but in the opinion of management, reflect all adjustments (which include only normal recurring adjustments) necessary for the fair presentation of the operations of the Company.

         Note 2 - Business Combinations

         The Company acquired all of the outstanding capital stock of Thaxton Insurance on October 31, 1996 in exchange for 300,000 shares of the Company's stock. Thaxton Insurance is incorporated under the laws of the State of South Carolina and licensed as an insurance agency in the states of North Carolina and South Carolina.

         The financial statements were previously reported by combining the assets, liabilities and stockholders' equity of the separate companies at the date of acquisition at their historical cost basis. In addition, the results of operations and cash flows of Thaxton Insurance were included in the consolidated financial statements from the date of acquisition. Upon further consideration, the Company determined that the periods prior to the date of acquisition should be restated under the "as if" pooling method. Accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the assets, liabilities and equity and results of operation and cash flows of Thaxton Insurance. Total assets and stockholders' equity in 1995 were previously reported as $40,691,506 and $7,177,890, respectively. Net income per common share and net income in 1995 were previously reported as $0.29 and $921,069, respectively and $0.18 and $666,399, respectively in 1996.

         In accordance with poolings-of-interests accounting, the financial statements of the Company have been restated to reflect the acquisition as if it had been effective as of the earliest period presented. The respective contributions of the pooled entities to consolidated total income, net interest income after provision for loan losses and net income for the years ended December 31, 1995 and 1996 were as follows:

                                                    1995             1996
                                               ---------------   --------------

Total income:
The Thaxton Group, Inc.                         $   9,731,080       15,800,127
Thaxton Insurance                                   4,648,319        4,608,123
                                               ===============   ==============
   Combined                                      $ 14,379,399       20,408,250
                                               ===============   ==============

Net interest income after provision for credit losses:
The Thaxton Group, Inc.                         $   5,480,281        6,083,481
Thaxton Insurance                                   (173,525)        (357,762)
                                               ===============   ==============
    Combined                                    $   5,306,756        5,725,719
                                               ===============   ==============

Net income:
The Thaxton Group, Inc.                        $      921,069          666,399
Thaxton Insurance                                     151,529        (282,215)
                                               ===============   ==============
    Combined                                     $  1,072,598      $   384,184
                                               ===============   ==============

         The Company's total income and net interest income after provision for credit losses has been adjusted from amounts previously reported to reflect certain reclassifications from noninterest income and expense to interest income and expense, in accordance with accounting classifications followed by the Company.

         The Company acquired all of the outstanding capital stock of Eagle Premium Finance (Eagle) on September 1, 1995 in a cash purchase. Eagle is a one-office consumer finance company located in Norfolk, Virginia that specializes in financing premiums for personal lines of automobile insurance. At the date of purchase, Eagle had total finance receivables of approximately $1,921,000 and the Company recorded an intangible asset of approximately $350,000. The remaining intangible asset was approximately $337,000, $302,000, and $276,000 at December 31, 1995, December 31, 1996 and September 30, 1997, respectively, and is included in goodwill and other intangible assets in the accompanying consolidated balance sheets.

         Note 3 - Finance Receivables

         Finance receivables consist of the following at December 31, 1995 and 1996 and September 30, 1997:

                                                            December 31,
                                           ---------------------------------------       September 30,
                                                  1995                  1996                 1997
                                           --------------------    ---------------      ---------------
                                                                                        (unaudited)
Automobile Sales Contracts                      $ 32,455,654        $ 47,603,138         $53,609,889
Direct Loans                                      10,398,470          12,560,126          13,298,184
Premium Finance Contracts                          5,046,110           2,943,337           4,082,631
                                                   ---------          ----------           ---------
         Total finance receivables                47,900,234          63,106,601          70,990,704
Unearned interest                                 (9,325,101)        (12,445,781)        (13,922,921)
Unearned insurance premiums, net                    (406,431)           (132,733)           (143,930)
Bulk purchase discount                              (416,000)         (1,014,000)           (571,683)
Dealer hold back                                    (676,000)           (773,000)           (736,684)
Allowance for credit losses                         (783,200)         (2,195,000)         (3,440,680)
                                                -------------       -------------         -----------
Finance receivables, net                        $ 36,293,502        $ 46,546,087          52,174,806
                                                ============        ============          ==========

         Consumer loans include bulk purchases of receivables, auto dealer receivables under holdback arrangements, and small consumer loan receivables. With bulk purchase arrangements, the Company typically purchases a group of receivables from an auto dealer or other retailer at a discount to par based on management's review and assessment of the portfolio to be purchased. This discount amount is then maintained in an unearned income account to which losses on these loans are charged. To the extent that losses from a bulk purchase exceed the purchase discount, the allowance for credit losses will be charged. To the extent losses experienced are less than the purchase discount, the remaining discount is accreted into income. The amount of bulk purchased receivables, net of unearned interest and insurance, and the related purchase discount outstanding were approximately $3,710,000 and $416,000, respectively, at December 31, 1995, approximately $7,371,000 and $1,014,000, respectively, at December 31, 1996, and approximately $8,298,000 and $572,000, respectively, at September 30, 1997.

         With holdback arrangements, an automobile dealer or other retailer will assign receivables to the Company on a loan-by-loan basis, typically at par. The Company will withhold a certain percentage of the proceeds, generally 5% to 10%, as a dealer reserve to be used to cover any losses which occur on these loans. The agreements are structured such that all or a portion of these holdback amounts can be reclaimed by the dealer based on the performance of the receivables. To the extent that losses from these holdback receivables exceed the total remaining holdback amount for a particular dealer, the allowance for credit losses will be charged. The amount of holdback receivables, net of unearned interest and insurance, and the related holdback amount outstanding were approximately $20,320,700 and $676,000, respectively, at December 31, 1995, approximately $31,451,000 and $773,000, respectively, at December 31, 1996, and approximately $32,259,000 and $737,000, respectively, at September 30, 1997.

         At December 31, 1996 and September 30, 1997, there were no significant concentrations of receivables in any type of property or to one borrower.

         These receivables are pledged as collateral for a line of credit agreement.

         Changes in the allowance for credit losses for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 are as follows:

                                                                                            Nine Months
                                                 Year Ended December 31,                Ended September 30,
                                              -------------------------------    ----------------------------------
                                                  1995             1996              1996               1997
                                              -------------    --------------    --------------    ----------------
                                                                                 (unaudited)        (unaudited)
Beginning balance                                 $424,425     $    783,200       $  783,200         $ 2,195,000
Valuation allowance for acquired loans             290,244           28,842           28,842              -
Provision for credit losses                        890,337        3,593,399        1,423,355           3,885,424
Charge-offs                                      (924,620)       (2,526,231)      (1,390,424)         (2,767,660)
Recoveries                                         102,814          315,790          234,597             127,916
                                                   -------      -----------       -----------         ----------
Net charge-offs                                  (821,806)       (2,210,441)      (1,155,827)           2,639,744
                                                 ---------       -----------      ------------       ------------

Ending balance                                    $783,200     $ 2,195,000         $1,079,570        $ 3,440,680
                                                   =======      ==========         ==========        ===========


         The valuation allowance for acquired loans relates to the acquisition of approximately $3,425,000 and $748,000 of receivables in 1995 and 1996, respectively.

         The Company's loan portfolio primarily consists of short term loans, the majority of which are originated or renewed during the current year. Accordingly, the Company estimates that fair value of the finance receivables is not materially different from carrying value.

         Note 4 - Premises and Equipment

         A summary of premises and equipment at December 31, 1995 and 1996 follows:

                                    1995                   1996
                               ----------------     -------------------
Leasehold improvements            $    444,096             $ 504,328
Furniture and fixtures                 541,061               477,158
Equipment and automobiles            1,609,586             2,762,214
                                     ---------             ---------
Total cost                           2,594,743             3,743,700
Accumulated depreciation             1,409,899             1,796,490
                               ----------------     -------------------
Net premises and equipment         $ 1,184,844            $1,947,210
                               ================     ===================


         Note 5 - Intangible Assets

         Intangible assets consist of the following at December 31, 1995 and 1996:

                                        1995                      1996
                                 --------------------     ---------------------
Covenants not to compete             $      47,995                $  102,022
Goodwill                                 1,782,932                 2,036,563
Insurance expirations                    1,732,227                 2,135,098
Purchase premium                           348,938                   348,938
                                           -------                   -------

                  Total cost             3,912,092                 4,622,621

Less accumulated amortization              922,875                 1,158,807
                                           -------                 ---------

Intangible assets, net                 $ 2,989,217                $3,463,814
                                       ===========                ==========

         The majority of the intangibles were acquired by the Company in connection with its acquisition of Thaxton Insurance.

         Amortization expense was approximately $179,741 and $105,000 in 1995 and 1996, respectively.

         Note 6 - Leases

         The Company conducts all of its operations from leased facilities. It is expected that in the normal course of business, leases that expire will be renewed at the Company's option or replaced by other leases or acquisitions of other properties. Total rental expense was approximately $440,000 in 1995 and $304,000 in 1996.

         The future minimum lease payments under noncancelable operating leases as of December 31, 1996, are as follows:


1997                                               $446,559
1998                                                270,670
1999                                                178,358
2000                                                 52,296
2001                                                 30,100
                                                   --------
Total minimum lease payments                       $977,983
                                                    =======

         Four of the office buildings in which the Company conducts business are owned by related parties. These premises are leased to the Company for a total monthly rental rate of $4,350.

         Note 7 - Notes Payable

         At December 31, 1995 and 1996, notes payable consist of the following:


                                                                                     1995                   1996
                                                                               ---------------        ---------------
Note payable to insurance company maturing in May, 1998 and bearing
interest at prime plus 2% and is reset quarterly                               $      300,000         $      500,000

Note payable to insurance company payable within sixty days after written demand by the lender. The note bears interest at prime plus 2%
and is reset monthly                                                                        -                250,000

Lines of credit                                                                    34,632,281             42,615,947

Note payable to finance company due in monthly installments of $9,091 through
July, 2003 including interest at 8.99%. This note is secured by
an aircraft purchased with the funds                                                        -                540,600

Note payable to insurance agency due annually on July 1 in installments of
$78,022 through July 1997, including interest at a rate of 9% and secured by agency purchased with funds and various individual
stockholders' assets                                                                  137,248                 71,578

Note payable to individual due annually on January 1 in installments of $23,496 through January 2001, including interest at a rate of 8% and secured by agency purchased with funds and various individual
stockholders' assets                                                                   93,814                 93,814

Note payable to individual due annually on June 1 in installments of $40,000 through June 1998, including interest at a rate of 7% and secured by stock purchased with funds and various individual
stockholders' assets                                                                  104,973                 72,321

Note payable to individual due on January 1, 1997 plus interest at a rate of 7%.
Secured by agency purchased with funds and various
individual stockholders' assets                                                        60,000                 60,000

Note payable to individual due in monthly installments of $3,607 through January
1999, including interest at a rate of 6% and secured by agency
purchased with funds and various individual stockholders' assets                      116,182                 79,012

Note payable to individual due in monthly installments of $9,478,
through March 2001, including interest at a rate of 6%                                      -                423,449

Notes payable to individuals with varying maturity dates and rates
ranging from 8-12%                                                                  1,421,637              1,639,162

Note payable to individual due in 1996, plus interest at a rate of 12%
unsecured                                                                              32,241                      -
                                                                                 ------------           -------------
                                                                                 $ 36,898,376           $ 46,345,883
                                                                                   ==========             ==========

     A schedule of maturities of long-term debt is as follows:

               Year Ending
               December 31                             Amount
-------------------------------------------    ----------------------

                   1997                                   $ 1,256,603
                   1998                                    44,261,706
                   1999                                       315,870
                   2000                                       211,126
                   2001                                       140,129
                Thereafter                                    160,449
                                                         ------------
                  Total                                  $ 46,345,883
                                                          ===========

         At December 31, 1996, the Company maintained a line of credit agreement with a commercial finance company for $80 million, maturing on July 31, 1998. At December 31, 1996, the Company's net finance receivables would have allowed it to borrow an additional $5.6 million against existing collateral, with approximately $39 million of total potential borrowing capacity available under the $80 million limit in place on such date. The outstanding balance under this line of credit was $41,166,000 at December 31, 1996. There are two tranches under this agreement, Tranche A and Tranche B. The total line of credit under Tranche A is $70,000,000 of which $30,159,000 is available at December 31, 1996. This tranche bears interest at the lender's prime rate plus 1% (9.25% at December 31, 1996). The total line of credit under Tranche B is $10,000,000, of which $8,675,000 is available at December 31, 1996. This tranche bears interest at the lender's prime rate plus 5% (13.25% at December 31, 1996). Interest on the outstanding line of credit balance is payable monthly.

         The terms of the line of credit agreement provide that the finance receivables are pledged as collateral for the amount outstanding. The agreement requires the Company to maintain certain financial ratios at established levels and comply with other non-financial requirements which may be amended from time to time. Also, the Company may pay dividends up to 50% of the current year's net income. As of December 31, 1996, the Company met all such ratios and requirements.

         Thaxton Insurance maintains a line of credit agreement with the same commercial finance company for $3 million maturing June 30, 1998. Of this amount, approximately $1,686,000 was available at December 31, 1996. The outstanding balance under this line of credit was $1,314,000 at December 31, 1996. Borrowings under this arrangement bear interest at the lender's prime rate plus 3% (11.25% at December 31, 1996), payable monthly.

         Thaxton Insurance also has a line of credit agreement with a commercial bank whereby the Company can borrow up to $400,000. The principal is payable on demand, and interest is payable quarterly at the bank's prime rate plus one percent (9.25% at December 31, 1996). The amount outstanding as of December 31, 1996 was approximately $136,000. The line of credit is secured by certain real estate, furniture, fixtures, equipment and investments owned by Thaxton Insurance and individual shareholders. Thaxton Insurance also has a sweep account with the bank. The bank requires Thaxton Insurance to maintain a $55,000 balance in the account. If the account drops below $55,000 the bank automatically advances money from the line-of-credit to increase the account to $55,000.

         The Company's line of credit agreement for $80 million was restructured on September 3, 1997 to increase the maximum borrowings available thereunder to $100 million and to extend the maturity to August 31, 1999. The facility consists of six tranches. The primary tranche is used to finance consumer receivables and provides for advances of up to $100 million, less any amounts advanced under the secondary tranches. Tranche B, one of the secondary tranches, also is used to finance consumer receivables and allows the Company to borrow up to $10 million against a higher percentage of Net Finance Receivables than under the primary tranche. The Company borrows against Tranche B only when it has exhausted available borrowings under the primary tranche. As of September 30, 1997, $49.1 million was outstanding under the Revolving Credit Facility, $46.5 million of which had been advanced under the primary tranche and $2.6 million of which had been advanced under secondary tranches.

At September 30, 1997, there were no advances outstanding on Tranche B. Under the terms of the Revolving Credit Facility the Company's Net Finance Receivables at September 30, 1997 would have allowed it to borrow an additional $4.9 million against existing collateral, with $50.1 million of total potential borrowing capacity available for borrowing against qualified finance receivables generated by the Company in future periods. The interest rate for borrowings is the prime rate published by Citibank, N.A. (or other money center bank designated by the lender) plus one percent per annum for the primary tranche and plus five percent per annum for Tranche B. Interest rates on borrowings under the other tranches range from prime plus one percent per annum to prime plus two percent per annum.

         The line of credit agreement requires compliance with several financial and other covenants which may be amended from time to time, including leverage tests, dividend restrictions (25% of the current year's net income), and minimum net worth requirements. The Company presently is in compliance with each of these covenants and management does not believe they will materially restrict implementation of the Company's business or its expansion strategy.

         Note 8 - Notes Payable to Affiliates

         The Company had approximately $744,000 of notes payable to affiliates at December 31, 1996. At December 31, 1995, the Company had notes payable to affiliates of $401,277. During 1995, $500,000 of notes payable to affiliates were converted to common stock and an additional $500,000 was repaid from proceeds of the public stock offering.

         During 1996, 340,000 shares of Preferred Stock B of Thaxton Insurance Group were converted to $340,000 of notes payable.

         Note 9 - Benefits

         In 1995 the Board of Directors of the Company adopted the Thaxton Group, Inc. 1995 Stock Incentive Plan (the "Incentive Plan"), under which 620,000 shares of common stock were available for grants to key employees of the Company. Awards under the Incentive Plan may include, but are not limited to, stock options, stock appreciation rights, restricted stock, performance awards and other common stock and common stock-based awards. Stock options granted under the Incentive Plan may be either incentive stock options or non-qualified stock options. During 1996, the Company granted 20,000 options to employees under the Incentive Plan at an exercise price of $9.00 per share. The options vest and become exercisable in installments of 20% of the shares on each of the first, second, third, fourth, and fifth anniversary dates of the grant. None of the options outstanding at December 31, 1996 were exercisable. All options granted in 1996 have a contractual maturity of ten years. The grant date fair value of options granted during 1996 was $3.90 per share as determined by using the Black-Scholes option pricing model with the following assumptions: (1) risk-free interest rate of 6.25%; (2) expected life of 5 years; (3) expected volatility of 10.40%; and (4) no expected dividends.

         Under the Incentive Plan, the Company granted a restricted stock award of 100,000 shares of common stock to an executive officer of the Company. The stock award became effective December 29, 1995 ("Vesting Date") with 10,000 shares vesting at that time. The remaining shares become vested at the rate of 10,000 shares per year on the first through the ninth anniversaries of the Vesting Date only if the executive officer is employed by the Company on the applicable anniversary date. The Company will record compensation expense over the vesting period based on the market value at the date of grant.

         During 1995 the Board of Directors of the Company also adopted the Thaxton Group, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which 100,000 shares of common stock are available for purchase by substantially all employees. The Stock Purchase Plan enables eligible employees of the Company, through payroll deductions, to purchase at twelve-month intervals specified in the Stock Purchase Plan, shares of common stock at a 15% discount from the lower of the fair market value of the common stock on the first day or the last day of the year. The Stock Purchase Plan allows for employee contributions up to 3% of the participant's annual compensation and limits the aggregate fair value of common stock that may be purchased by a participant during any calendar year to $25,000. As of December 31, 1996 no purchases had been made under this Stock Purchase Plan.

         The Company has elected to follow APB 25 and related interpretations in accounting for its stock based compensation benefit plans as permitted under SFAS No. 123. In accordance with APB 25, no compensation expense is recognized by the Company when stock options are granted because the exercise price of the Company's stock option equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would not have been materially different than reported.

         Note 10 - Income Taxes

       Income taxes consist of the following:

                                        Current                      Deferred                       Total
                                        -------                      --------                       -----
       1995:
              Federal         $         652,927             $        (88,504)            $         564,423
              State                     105,108                       (5,364)                      99,744
                                        -------                       ------                       ------
                              $         758,035             $        (93,868)            $         664,167
                                        =======                      =======                       =======
       1996:
              Federal         $         234,067             $        (22,487)            $         211,580
              State                     39,272                        (4,228)                      35,044
                                        ------                        -------                      ------
                              $         273,339             $        (26,715)            $         246,624
                                        =======                      =======                       =======


         A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate of 34% to net income before income taxes is as follows:

                                                           1995          1996
                                                           ----          ----
Statutory rate applied to net income before taxes     $   590,500 $     214,475
Increase (decrease) in income resulting from:
    Goodwill amortization                                  28,208        50,809
    TRL nontaxable income                                 (84,712)      (79,132)
    State taxes, less related federal benefit              65,832        23,129
    Other                                                  64,339        37,343
                                                       ----------    ----------
Income taxes                                          $   664,167   $   246,624
                                                       ==========    ==========

         The effective tax rate was 39.1% and 38.2% for the years ended December 31, 1996 and 1995, respectively.

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) at December 31, 1995 and 1996 are presented below:

                                                        1995          1996
                                                    -----------   -----------
Deferred tax assets:
           Loan loss reserves                     $     361,416     $ 872,213
           Intangibles                                   22,591
           Unearned interest and fees                   187,414        28,856
           Other                                         94,380        34,016
                                                    -----------   -----------
           Total gross deferred tax assets              665,801       935,085
                                                    -----------   -----------
           Less valuation allowance                          -             -
                                                    -----------   ----------
           Net deferred tax assets                      665,801       935,085
                                                    -----------   -----------

Deferred tax (liabilities)
           Prepaid insurance                           (173,743)     (300,525)
           Depreciable basis of fixed assets            (38,000)      (92,144)
           Deferred loan costs                               -        (88,232)
           Intangibles                                       -       (146,667)
           Other                                             -         (4,705)
                                                    -----------   ------------
           Total gross deferred tax liability          (211,743)     (632,273)
                                                    ------------  -----------
           Net deferred tax asset                   $   454,058   $   302,812
                                                    ===========   ===========

         The Company recorded deferred tax liabilities of $177,961 related to its 1996 acquisition of Williams Agency, Inc. The balance of the change in the net deferred tax asset is reflected as a deferred income tax benefit in the accompanying consolidated statements of income.

         There was no valuation allowance for deferred tax assets as of January 1, 1996 or 1995 and no net change in the allowance during 1996 or 1995. It is management's opinion that realization of the net deferred tax asset is more likely than not based upon the Company's history of taxable income and estimates of future taxable income. The Company's income tax returns for 1993 and subsequent years are subject to review by taxing authorities.

                    TABLE OF CONTENTS


Available Information...............................1
Prospectus Summary..................................2
Risk Factors........................................6
Use of Proceeds....................................10
Description of Securities..........................11
Selected Consolidated Financial Data...............16
Management's Discussion and Analysis of Financial
   Condition and Results of Operations.............19
Business...........................................28
Management.........................................39
Principal and Management Shareholders..............41
Certain Transactions...............................41
Legal Matters......................................42
Experts............................................42
Plan of Distribution...............................42
Financial Statements..............................F-1

                  -------------------

No officer, employee or other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering of Securities covered by this Prospectus. If given or made, such information or representations must not be relied on as having been authorized by The Thaxton Group, Inc. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the information set forth in this Prospectus or in the affairs of The Thaxton Group, Inc.





             THE THAXTON GROUP, INC.





                   $50,000,000





           AGGREGATE PRINCIPAL AMOUNT
                       OF
             SUBORDINATED TERM NOTES
          DUE 1,6, 12, 36 AND 60 MONTHS
                       AND
            SUBORDINATED DAILY NOTES










             ----------------------

                   PROSPECTUS

             ----------------------




                February 17, 1998